SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 17, 2006
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of the Fourth Quarter 2005 Report, which appears immediately following this page.

Financial Reporting
Fourth Quarter 2005

Fourth Quarter 2005 Report
14 February 2006

UBS Financial Highlights

UBS income statement

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Net profit attributable to UBS shareholders	6,487	2,770	2,078	134	212	14,029	8,016

Basic earnings per share (CHF) [1]	6.56	2.75	2.07	139	217	13.93	7.78

Diluted earnings per share (CHF) [1]	6.28	2.64	1.97	138	219	13.36	7.40

Return on equity attributable to UBS shareholders (%) [2]						39.4	25.5

Performance indicators from continuing operations [3]

Basic earnings per share (CHF) [1]	2.66	2.59	2.05	3	30	9.78	8.02

Return on equity attributable to UBS shareholders (%) [4]						27.6	26.3

Financial Businesses [5]

Operating income	10,593	10,403	8,794	2	20	39,896	35,971

Operating expenses	7,417	7,146	6,413	4	16	27,704	26,149

Net profit attributable to UBS shareholders	6,337	2,642	1,889	140	235	13,517	7,656

Cost/income ratio (%) [6]	70.9	68.9	73.4			70.1	73.2

Net new money, wealth management businesses (CHF billion) [7]	19.7	31.1	12.9			95.1	60.4

Personnel (full-time equivalents)	69,569	70,502	67,407	(1)	3

Pre-goodwill earnings from continuing operations [3]

Operating income	10,593	10,403	8,794	2	20	39,896	35,971

Operating expenses	7,417	7,146	6,260	4	18	27,704	25,503

Net profit attributable to UBS shareholders	2,597	2,528	1,964	3	32	9,442	8,003

Cost/income ratio (%) [6]	70.9	68.9	71.6			70.1	71.4

UBS balance sheet & capital management
	As at			% change from
CHF million, except where indicated	31.12.05	30.9.05	31.12.04	30.9.05	31.12.04

Equity attributable to UBS shareholders	44,324	39,019	33,941	14	31

Market capitalization	131,949	116,732	103,638	13	27

BIS capital ratios

Tier 1 (%) [8]	12.9	11.3	11.9

Total BIS (%)	14.1	12.5	13.8

Risk-weighted assets	310,409	316,586	264,832	(2)	17

Invested assets (CHF billion)	2,652	2,666	2,217	(1)	20

Long-term ratings

Fitch, London	AA+	AA+	AA+

Moody’s, New York	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+

1 For the EPS calculation, see note 8 to the financial statements.  2 Net profit attributable to UBS shareholders / average equity attributable to UBS shareholders less distributions.  3 Excludes the amortization of goodwill in 2004. Due to changes in accounting standards, there is no amortization of goodwill from 2005 onwards.  4 Net profit attributable to UBS shareholders from continuing operations / average equity attributable to UBS shareholders less distributions.  5 Excludes results from industrial holdings.  6 Operating expenses / operating income less credit loss expense or recovery.  7 Includes Wealth Management International & Switzerland and Wealth Management US. Excludes interest and dividend income.  8 Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the capital management section.

From third quarter 2005 onwards, all tables, charts, comments and analysis reflect the integration of Wealth Management US into the new Global Wealth Management & Business Banking Business Group, the change in treatment of the Wealth Management US cash management business and the shift of the municipal securities business to the Investment Bank. Prior periods have been restated to reflect those changes.

From first quarter 2005 onwards, the entire private equity portfolio is reported as part of the Industrial Holdings segment.

Throughout this report, 2004 results have been restated to reflect accounting changes (IAS 1, IFRS 2, IFRS 4, IAS 27, and IAS 28) effective 1 January 2005 as well as the presentation of discontinued operations.

Fourth Quarter 2005 Report
14 February 2006

Financial Calendar

Annual General Meeting		Wednesday, 19 April 2006

Publication of First Quarter 2006 results		Thursday, 4 May 2006

Publication of Second Quarter 2006 results		Tuesday, 15 August 2006

Publication of Third Quarter 2006 results		Tuesday, 31 October 2006

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Interactive Fourth Quarter 2005 Report

An interactive version of this report can be viewed online in the Fourth Quarter 2005 Results section of the UBS Investors & Analysts website: www.ubs.com/investors.

Other reports

All UBS’s published financial reports (including SEC filings) are available on the internet at: www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from: UBS AG, Economic Information Center, P.O. Box, CH-8098 Zurich, Switzerland. email: sh-iz-ubs-publikationen@ubs.com.

Fourth Quarter 2005 Report
14 February 2006

Letter to shareholders

Dear shareholders,

We are pleased to be able to report that 2005 was another successful year for UBS. Our financial performance was the best ever achieved. Our share price rose to a record high, outperforming most of our peers. This is an indication of the growing number of investors who recognize the sustained earnings power of our business. And we achieved this without dramatic strategic shifts or massive internal restructurings in a turbulent five years for the industry and financial markets. Instead, we held to our client-centric strategy of business focus and growth. We would like to take this opportunity to thank you for the trust and faith you have placed in us.

In 2005, net profit attributable to UBS shareholders was CHF 14,029 million, with CHF 512 million coming from our industrial holdings. This includes a net gain of CHF 3,705 million from the sale of Private Banks & GAM. In our financial businesses, net profit from continuing operations was CHF 9,442 million, an improvement of 18% from a year earlier (pre-goodwill). All businesses recorded a stronger performance in 2005. Our wealth and asset management businesses, in particular, had excellent years. The inflow of net new money (excluding Private Banks & GAM) was CHF 148 billion in 2005, up 80% from the strong result of CHF 82.2 billion achieved a year earlier. This, along with rising markets, drove invested assets up 25% on the year and, in turn, strengthened our asset-based fees. Revenues from advising corporate and institutional clients also rose to a record high. This reflected strong capital market activity in 2005 – with our Investment Bank continuing to establish itself as a preferred partner for many major corporations and institutional investors. Buoyant market opportunities, particularly in the second half of the year, pushed trading revenues up. Profits were also helped by another year of credit-loss recoveries.
We have continued to make significant investments in the growth of our businesses, in client-facing areas as well as in operations. At the same time, the costs of running our firm were kept under control. Overall, expenses increased less than revenues, and our financial businesses finished the year with a cost/income ratio of 70.1% for 2005. Pre-goodwill, the ratio improved by 1.3 percentage points from a year earlier. We were also, as in previous years, disciplined in our use of capital. Return on equity from continuing operations was a strong 27.6% in 2005 while earnings per share rose 22% from 2004.

In fourth quarter, the attributable profit in our core financial businesses was CHF 6,337 million. Excluding the impact from Private Banks & GAM, the contribution from continuing operations was CHF 2,597 million, our best-ever quarterly performance. Compared to a year earlier, income rose in practically all our businesses. In our wealth and asset management businesses, results reflected sustained strength in asset-based fees, with net new money inflows totaling CHF 30.6 billion. Our Investment Bank achieved excellent results in investment banking, equity derivatives, and prime brokerage – areas that have been investment priorities for the last five years.

Costs increased compared with a year earlier. Personnel expenses were up as we employed a higher number of people. They also reflected a rise in performance-related payments. General and administrative expenses increased, driven by litigation provisions, mainly in the US, and higher spending for client service and marketing, associated with higher levels of business activity.

The Board of Directors will recommend a total payout of CHF 3.80 per share at the Annual General Meeting (AGM) on 19 April 2006 in Basel. The payout comprises a regular dividend of CHF 3.20, up 7% from a year earlier, to be distributed in April, plus a one-time par value repayment of CHF 0.60 per share. The repayment will allow our shareholders to benefit from the gain realized from the sale of Private Banks & GAM. The par value repayment is exempt from Swiss withholding tax and it will be paid out two months after the dividend – in July 2006. Including par value repayments, cash dividends and share buybacks, we have distributed a total of CHF 38.8 billion to shareholders in the last six years, when we began buying back shares for cancellation. This accounts for as much as 63% of the total cash flow our businesses generated between 2000 and 2005.

The Board will also recommend a 2-for-1 share split. Combined with the par value repayment, this will reduce the par value of each share to CHF 0.10. We believe this will improve trading and liquidity in our shares, and bring the price more in line with other major companies whose shares are traded on international financial markets.

At the AGM, the Board will further propose the creation of conditional capital of a maximum of 75 million shares (150 million after the split) to fund our employee share option programs. Currently, we hold treasury shares to cover the need to deliver shares at the point when options are exercised. If approved by shareholders, the creation of conditional capital will help us to avoid substantial holdings of our own shares over extended periods and add transparency to our capital management. Neither our use of options as part of our overall compensation strategy, nor our disciplined approach to capital management, will change. Our main priority remains investing our capital in the growth of our business. After meeting this requirement, we will continue to buy back shares for cancellation. In our current buyback program, which began on 8 March 2005 and will end on 7 March 2006, we have bought back shares to a total value of approximately CHF 3.6 billion. We will launch another buyback program in March 2006 with a maximum limit of CHF 5 billion.

We are also pleased to propose Gabrielle Kaufmann-Kohler and Joerg Wolle as new members for election to the

UBS Board of Directors at the AGM. Both nominees will provide us with highly valuable expertise. Gabrielle Kaufmann-Kohler complements the present composition of the Board with her extensive experience in international law and dispute settlement. Joerg Wolle has a strong and successful record in the fast growing markets of the Asia Pacific region. We will also ask the AGM to re-elect Rolf A. Meyer and Ernesto Bertarelli to the Board.

With John Costas relinquishing his position on the Group Executive Board (GEB) to run Dillon Read Capital Management, our new alternative asset management business within Global Asset Management, we have appointed Marcel Rohner as Deputy Group CEO in his place. We have also appointed Rory Tapner, Chairman and CEO Asia Pacific, to the GEB. These two appointments, which involve no change in any daily operational responsibilities, became effective 1 January 2006.

Fourth Quarter 2005 Report
14 February 2006

Outlook – At this time last year, we said that it would be challenging to beat our then record 2004 result. Helped by continued favorable market conditions, especially in the second half of 2005, we did exceed last year’s record performance; but this makes the task for 2006 even greater. Early indications for 2006 show that business has started on a positive note. Deal pipelines are promising, investors are upbeat and macroeconomic indicators are encouraging. The fundamentals driving the growth of the financial industry remain intact for the time being.

We are therefore optimistic about the outlook for UBS – for 2006 and beyond. We now have a strong competitive position in the areas we chose to invest in – among them European wealth management, alternative investments, investment banking, prime brokerage and in Asia Pacific across business lines. These areas are becoming major revenue contributors, allowing us to invest in other opportunities that fit our strategy. This will help us sustain growth as well as our attractiveness to clients, employees and shareholders well into the future.

14 February 2006

UBS

Marcel Ospel Chairman	Peter Wuffli Chief Executive Officer

Revised UBS performance indicators

For the last six years, we have consistently assessed our performance against a set of four measures that were designed to ensure the delivery of continuously improving returns to our shareholders. Since then, our firm has evolved, our business and our client base have grown. As a result, our performance has steadily exceeded our targets. In view of this, we have decided to modify our performance measures.
From 2006 onwards, on average through periods of varying market conditions, we will:
–	seek to increase the value of UBS by achieving a sustainable, after-tax return on equity of a minimum of 20% (we previously targeted a range of 15-20%)
–	aim to achieve a clear growth trend in net new money for all our financial businesses, including Global Asset Management and Business
Banking Switzerland. (This measure was previously only applied to our wealth management units.)

In future, we will use diluted earnings per share (EPS) instead of basic EPS as a reference for our EPS growth target which remains, as before, annual double-digit percentage growth. Our cost / income objective will not change, and we will continue to manage it at levels that compare well with our best competitors.

UBS

UBS
14 February 2006

UBS Results

In full-year 2005, UBS reported net profit attributable to UBS shareholders (“attributable profit”) of CHF 14,029 million, with CHF 9,844 million from continuing operations and CHF 4,185 million from discontinued operations. For our financial businesses, attributable profit from continuing operations was a record CHF 9,442 million (this excludes the impact of Private Banks & GAM, which was sold in December 2005).

In fourth quarter 2005, UBS reported attributable profit of CHF 6,487 million. This includes a contribution from discontinued operations of CHF 3,858 million, mainly related to the gain from the sale of Private Banks & GAM. Attributable profit from continuing operations was CHF 2,629 million. Financial businesses contributed CHF 2,597 million to this figure. Industrial holdings, which includes our private equity portfolio and a majority stake in Motor-Columbus, contributed CHF 32 million to fourth quarter 2005 attributable profit from continuing operations. Although the profit contribution is small, this segment made up 23.6% of our operating income and 29.7% of operating expenses.

Changes in accounting and presentation in 2006

Fair value option for financial instruments (IAS 39)

Effective 2006, we will adopt the revised fair value option for financial instruments in IAS 39 and plan to apply it as follows.
Until this year, we had mainly applied the fair value option to hybrid debt instruments issued by UBS. Starting in second quarter 2006, we will also apply the fair value option to certain new loans and loan commitments made by the Investment Bank. These are hedged with credit derivatives and designated, when made, as financial instruments carried at fair value. Fluctuations in their fair value are therefore taken to the profit and loss accounts. This will offset movements in the value of the accompanying credit derivatives, which are also fair value accounted. By adopting this option, we reduce temporary profits and losses caused by the different accounting treatments of the loan and the hedge.

UBS Performance Indicators

Performance against targets

	Year to date
	31.12.05	30.9.05	31.12.04

RoE (%) [1]

as reported	39.4	29.0	25.5

from continuing operations, before goodwill	27.6	27.7	26.3

	Quarter ended			Year ended
	31.12.05	30.9.05	31.12.04	31.12.05	31.12.04

Basic EPS (CHF) [2]

as reported	6.56	2.75	2.07	13.93	7.78

from continuing operations, before goodwill	2.66	2.59	2.05	9.78	8.02

Cost/income ratio of the financial businesses (%) [3,4]

as reported	70.9	68.9	73.4	70.1	73.2

before goodwill	70.9	68.9	71.6	70.1	71.4

Net new money, wealth management businesses (CHF billion) [5]

Wealth Management International & Switzerland	13.2	21.2	6.5	68.2	42.3

Wealth Management US	6.5	9.9	6.4	26.9	18.1

Total	19.7	31.1	12.9	95.1	60.4

RoE[1]

in %

3M03 6M03 9M03 12M03 3M04 6M04 9M04 12M04 3M05 6M05 9M05 12M05
40
30
20
10
0
As reported
From continuing operations, before goodwill

Cost / income ratio of the financial businesses[3,4]

in %

1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05
80
70
60
50
40
As reported
Before goodwill

Basic EPS[2]

CHF

1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05
8.00
6.00
4.00
2.00
0.00
As reported
From continuing operations, before goodwill

Net new money, wealth management businesses[5]

CHF billion

1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05
40
30
20
10
0

1 Net profit attributable to UBS shareholders (annualized as applicable) / average equity attributable to UBS shareholders less distributions.  2 Details of the EPS calculation can be found in note 8 to the financial statements.  3 Excludes results from industrial holdings.  4 Operating expenses / operating income less credit loss expense or recovery.  5 Excludes interest and dividend income.

UBS
14 February 2006

For the last six years, we have consistently focused on four performance indicators designed to ensure we deliver continually improving returns to our shareholders. These measures are calculated before the effect of goodwill in 2004. We will modify some of them starting in 2006 to reflect the evolution of our business. They will continue to focus solely on continuing operations. Our cost/income ratio target will still be limited to our financial businesses. This avoids the distortion from industrial holdings, which operated at a 95.7% cost/income ratio in fourth quarter 2005.

Before the amortization of goodwill, our continuing operations showed:
–	Return on equity in full-year 2005 at 27.6%, up from 26.3% in 2004. The increase was driven by higher net profit, but was partially offset by an increase in average equity levels, reflecting the growth in retained earnings. From 2006 onwards, we aim to exceed 20% over periods of fluctuating market conditions.
–	Basic earnings per share in fourth quarter 2005 at CHF 2.66, up 30% from CHF 2.05 a year ago, reflecting increased earnings and a slight reduction (-2%) in the average number of shares outstanding following share repurchases. Diluted earnings per share, our performance indicator from 2006, were at CHF 2.55 in fourth quarter 2005, up 30% from CHF 1.96 in the same quarter a year earlier.
–	A cost/income ratio in our financial businesses of 70.9% in fourth quarter 2005, down 0.7 percentage points from
71.6% a year ago. This reflects the increase in net fee and commission income and trading revenues, partly offset by higher costs related to personnel – mainly related to the expansion of our business volumes.
Our wealth management businesses continue to gather assets rapidly in all regions. In fourth quarter 2005, net new money totaled CHF 19.7 billion. This followed a record inflow of CHF 31.1 billion in third quarter. The international business (meaning all businesses except the domestic businesses in the US and Switzerland) recorded inflows of CHF 13.4 billion, driven by further growth in our five key European markets and Asia. The Swiss business recorded an outflow of CHF 0.2 billion. Our US business contributed CHF 6.5 billion in net new money, CHF 3.4 billion below third quarter levels. For the whole of 2005, net new money inflows into our wealth management businesses totaled CHF 95.1 billion, up 57% from CHF 60.4 billion in 2004, corresponding to an annual growth rate of 6.9% of the asset base at the end of 2004.
Starting in 2006, we will be reporting net new money for all financial businesses. In fourth quarter 2005, total inflows were CHF 31.2 billion, down from the very strong result of CHF 50.8 billion in third quarter. For the whole of 2005, net new money was CHF 148 billion, an all-time high, and up 80% from CHF 82.2 billion a year earlier. This amounts to an annual growth rate of 7% of the asset base at the end of 2004. All the figures above exclude Private Banks & GAM.

Net new money [1]	Quarter ended			Year ended
CHF billion	31.12.05	30.9.05	31.12.04	31.12.05	31.12.04

Global Wealth Management & Business Banking

Wealth Management International & Switzerland	13.2	21.2	6.5	68.2	42.3

Wealth Management US	6.5	9.9	6.4	26.9	18.1

Business Banking Switzerland	0.6	(0.2)	0.2	3.4	2.6

Global Asset Management

Institutional	4.3	9.2	3.0	21.3	23.7

Wholesale Intermediary	6.6	10.7	0.5	28.2	(4.5)

UBS excluding Private Banks & GAM	31.2	50.8	16.6	148.0	82.2

Corporate Center

Private Banks & GAM [2]	(0.1)	0.4	(0.6)	0.5	7.7

UBS	31.1	51.2	16.0	148.5	89.9

1 Excludes interest and dividend income.  2 Private Banks & GAM was sold on 2 December 2005.

Invested assets	As at			% change from
CHF billion	31.12.05	30.9.05	31.12.04	30.9.05	31.12.04

Global Wealth Management & Business Banking

Wealth Management International & Switzerland	982	944	778	4	26

Wealth Management US	752	728	606	3	24

Business Banking Switzerland	153	150	140	2	9

Global Asset Management

Institutional	441	425	344	4	28

Wholesale Intermediary	324	312	257	4	26

UBS excluding Private Banks & GAM	2,652	2,559	2,125	4	25

Corporate Center

Private Banks & GAM [1]	0	107	92	(100)	(100)

UBS	2,652	2,666	2,217	(1)	20

1 Private Banks & GAM was sold on 2 December 2005.

Financial Businesses

Financial Businesses
14 February 2006

Financial Businesses Results

Income statement 1

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Continuing operations

Interest income	15,686	15,528	10,266	1	53	59,286	39,228

Interest expense	(13,476)	(13,081)	(7,094)	3	90	(49,758)	(27,484)

Net interest income	2,210	2,447	3,172	(10)	(30)	9,528	11,744

Credit loss (expense)/recovery	132	37	57	257	132	375	241

Net interest income after credit loss expense	2,342	2,484	3,229	(6)	(27)	9,903	11,985

Net fee and commission income	5,947	5,462	4,796	9	24	21,436	18,506

Net trading income	2,251	2,260	750	0	200	7,996	4,902

Other income	53	197	19	(73)	179	561	578

Total operating income	10,593	10,403	8,794	2	20	39,896	35,971

Cash components	4,708	4,789	3,894	(2)	21	18,275	16,310

Share-based components [2]	406	416	353	(2)	15	1,628	1,396

Total personnel expenses	5,114	5,205	4,247	(2)	20	19,903	17,706

General and administrative expenses	1,959	1,609	1,655	22	18	6,448	6,387

Services to/from other business units	(3)	(4)	(4)	25	25	(14)	(20)

Depreciation of property and equipment	314	303	322	4	(2)	1,240	1,262

Amortization of goodwill	0	0	153		(100)	0	646

Amortization of other intangible assets	33	33	40	0	(18)	127	168

Total operating expenses	7,417	7,146	6,413	4	16	27,704	26,149

Operating profit from continuing operations before tax	3,176	3,257	2,381	(2)	33	12,192	9,822

Tax expense	464	630	501	(26)	(7)	2,296	2,104

Net profit from continuing operations	2,712	2,627	1,880	3	44	9,896	7,718

Discontinued operations

Operating profit from discontinued operations before tax	4,153	145	103 [3]			4,564	396 [3]

Tax expense	413	31	25			489	97

Net profit from discontinued operations	3,740	114	78			4,075	299

Net profit	6,452	2,741	1,958	135	230	13,971	8,017

Net profit attributable to minority interests	115	99	69	16	67	454	361

from continuing operations	115	99	69	16	67	454	361

from discontinued operations	0	0	0			0	0

Net profit attributable to UBS shareholders	6,337	2,642	1,889	140	235	13,517	7,656

from continuing operations	2,597	2,528	1,811	3	43	9,442	7,357

from discontinued operations	3,740	114	78			4,075	299

Additional information	As at			% change from
	31.12.05	30.9.05	31.12.04	30.9.05	31.12.04

Personnel (full-time equivalents)	69,569	70,502	67,407	(1)	3

1 Excludes results from industrial holdings.  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Includes goodwill amortization of CHF 14 million and CHF 68 million for the quarter ended 31 December 2004 and for the year ended 31 December 2004, respectively.

2005

Our 2005 result was the best ever, with all our financial businesses reporting a stronger performance than a year earlier. Attributable net profit in 2005 was CHF 13,517 million, of which discontinued operations contributed CHF 4,075 million, reflecting the impact of the sale of Private Banks & GAM. Net profit from continuing operations was CHF 9,442 million, and there was no goodwill charge. This was up 28% from CHF 7,357 million after goodwill in 2004, or 18% from CHF 8,003 million before goodwill. Higher revenues in practically all businesses drove the increase, clearly outpacing growth in costs. Asset-based revenues showed particular strength, reflecting rising market levels as well as strong inflows into our wealth and asset management businesses. We also saw a strong increase in brokerage, corporate finance and underwriting fees. Overall, net fee and commission income now contributes 54% to total operating income. Income from trading activities reached a record high as well, fueled by improved market opportunities, particularly in second half 2005. Revenues from interest margin products increased to the highest level since first quarter 2002, reflecting the success and growth of lending activities to wealthy private clients worldwide. We also reported record credit loss recoveries. Personnel expenses were up 12% from a year earlier; performance-related payments rose in line with revenues and there was a general increase in staff numbers (the number of employees across the financial businesses rose 3% in 2005, with the increase spread across all businesses). For 2005, 50% of personnel expenses took the form of bonus or other variable compensation, up from 49% a year earlier. Average variable compensation per head in 2005 was 10% higher than in 2004. Despite continued investments in expanding our business while improving services to clients and streamlining internal processes, we kept costs under control. General and administrative expenses were up just 1% in 2005 from a year earlier. Because of the strength of revenue growth, our cost/income ratio was 70.1% in 2005.

Fourth quarter 2005

In fourth quarter 2005, net profit attributable to UBS shareholders was CHF 6,337 million. Private Banks & GAM, which was booked as a discontinued operation, contributed a net gain of CHF 3,740 million (which includes operating results until 2 December 2005, when the sale closed). Attributable profit from continuing operations, at CHF 2,597 million, was the best-ever performance reported in our core financial business in a fourth quarter. Excluding goodwill, the figure was up CHF 633 million, or 32%, from the result achieved in fourth quarter 2004.

Income grew on strong asset-based revenues in our wealth and asset management businesses, reflecting rising financial markets, especially towards the end of the year, and strong money inflows from clients. Fees from investment funds and portfolio management mandates also reached a record high.

This, combined with strong bond and equity underwriting fees, boosted net fee and commission income to another record high. Overall, net fee and commission income made up 56% of operating income. In addition, our strengthened advisory capabilities combined with buoyant corporate activity levels prompted corporate finance fees to rise to a record level for a fourth quarter, traditionally a strong period for this business. Increasingly active financial markets lifted income from trading activities, and improvements were seen across all product lines. An increase in credit loss recoveries also helped results.

Personnel expenses in fourth quarter 2005 were up 20% from a year earlier, as performance-related payments rose in line with revenues and the number of people employed grew. General and administrative expenses were up, partly due to higher litigation provisions, particularly in the US.

Operating income

Total operating income was CHF 10,593 million in fourth quarter 2005, up by CHF 1,799 million from the same quarter a year ago.
Net interest income was CHF 2,210 million in fourth quarter 2005, down from CHF 3,172 million a year ago. Net trading income was CHF 2,251 million, up from CHF 750 million in the same quarter a year earlier.
As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.
Net income from trading activities increased by 11% to CHF 2,810 million in fourth quarter 2005 from a year earlier. Equities trading revenues in fourth quarter 2005, at CHF 1,084 million, were up 23% from the same quarter in 2004. Revenues rose in the derivatives business, in particular in Asian structured products. They were also helped by the increase of volumes in exchange-traded derivatives. Prime brokerage revenues rose as we attracted new clients, further expanding our market share. Proprietary revenues, however, fell slightly. Fixed income trading revenues, at CHF 1,240 million, were down slightly from CHF 1,257 million reported in fourth quarter 2004. Revenues in our rates business were up, driven mainly by increased energy trading as well as stronger performances in the primary debt markets and leveraged finance businesses. This was offset by lower revenues in credit fixed income. Credit default swaps, which hedge certain loan exposures, recorded income of CHF 62 million, compared to a loss of CHF 52 million a year earlier. Foreign exchange trading revenues increased 13% to CHF 409 million in fourth quarter 2005 from CHF 362 million a year ago, mainly because of higher client volumes.

Financial Businesses
14 February 2006

Net interest and trading income

	Quarter ended			% change from		Year ended
CHF million	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Net interest income	2,210	2,447	3,172	(10)	(30)	9,528	11,744

Net trading income	2,251	2,260	750	0	200	7,996	4,902

Total net interest and trading income	4,461	4,707	3,922	(5)	14	17,524	16,646

Breakdown by business activity

Equities	1,084	1,191	878	(9)	23	3,928	3,098

Fixed income	1,240	1,526	1,257	(19)	(1)	5,741	6,264

Foreign exchange	409	372	362	10	13	1,458	1,467

Other	77	71	33	8	133	292	203

Net income from trading activities	2,810	3,160	2,530	(11)	11	11,419	11,032

Net income from interest margin products	1,397	1,349	1,288	4	8	5,355	5,070

Net income from treasury and other activities	254	198	104	28	144	750	544

Total net interest and trading income	4,461	4,707	3,922	(5)	14	17,524	16,646

At CHF 1,397 million, net income from interest margin products in fourth quarter 2005 was up 8% from the same quarter a year earlier. This was the highest level reported since second half 2002, reflecting growth in collateralized lending to wealthy clients worldwide and the sustained success of UBS Bank USA. In our Swiss business, mortgage volumes again rose, although the improvement was partially offset by lower income from our recovery portfolio, which shrank another CHF 1.1 billion in size compared to the year-earlier quarter.
Net income from treasury and other activities in fourth quarter 2005 was CHF 254 million, up CHF 150 million from a year earlier. The strong increase reflects the benefits of the diversification of our capital base into currencies other than the Swiss franc in a way that matches the currency mix of risk-weighted assets. The higher equity base had a positive impact on treasury income as well, as did a positive timing effect related to cash flow hedging. We use derivatives to hedge the economic interest rate risk of accrual-accounted balance sheet items (for example, loans or money market and retail banking products). These are carried on the balance sheet at fair value, with changes in fair value recorded in equity, thereby avoiding volatility in the group income statement. In fourth quarter, the hedge was not perfectly effective, leading to a gain that was booked to profit and loss.
In fourth quarter 2005, net fee and commission income was CHF 5,947 million – the highest level recorded since early 2001 and up 24% from CHF 4,796 million a year earlier. Improvements were seen in practically all fee categories. Underwriting fees, at CHF 793 million, were up 23% from CHF 647 million a year ago, mostly driven by the growth of our fixed income underwriting business – where fees rose 42% to CHF 386 million. Equity underwriting fees increased by 8% to CHF 407 million. At CHF 509 million, corporate finance fees were up 24% from CHF 410 million in the same quarter a year earlier, reflecting our strengthening market presence. Net brokerage fees increased 25% to CHF 1,359 million in fourth quarter 2005 from CHF 1,090 million a year earlier, driven by higher volumes in the institutional equities business in Japan and Europe, and by increased private client activity. Increased invested asset levels and inflows of net new money in both UBS and third-party mutual funds drove investment fund fees 34% higher to CHF 1,313 million, up from CHF 981 million a year ago. Portfolio and other management fees rose 29% to a new record of CHF 1,474 million in fourth quarter 2005, up from CHF 1,142 million a year earlier. The increase is the result of rising asset levels, which were driven by rising markets and strong inflows of net new money, as well as higher performance fees from the alternative and quantitative investments business.

Other income increased by 179% to CHF 53 million in fourth quarter 2005 from CHF 19 million in the same period a year ago. The rise reflects gains on the disposal of financial assets available-for-sale. This was partially offset by lower equity income from certain O’Connor funds and other investments in associates.

Operating expenses

Total operating expenses were CHF 7,417 million in fourth quarter 2005, up 16% from CHF 6,413 million a year earlier. If goodwill amortization expenses for fourth quarter 2004 are excluded, operating expenses increased 18%, mainly because of higher personnel expenses.
Personnel expenses rose 20% to CHF 5,114 million in fourth quarter 2005 from CHF 4,247 million a year earlier. Accruals for performance-related payments increased in line with revenues. Personnel expenses are managed on a full-year basis, with the final determination of annual performance-related payments in fourth quarter. Expenses for salaries, insurance and social security contributions rose due to higher numbers of personnel across the firm. Share-based compensation was up 15% from the prior year, mainly reflecting the higher proportion of stock in bonuses granted in 2005.

     At CHF 1,959 million in fourth quarter 2005, general and administrative expenses increased CHF 304 million from CHF 1,655 million in the same period a year ago. This was partly because of higher litigation provisions in our US wealth management business. Also, growth in all our core businesses required more personnel, driving occupancy, rent and travel costs up. Advertising and sponsoring costs increased as we made further investments in our brand.
Depreciation was CHF 314 million in fourth quarter 2005, down CHF 8 million from a year ago, reflecting lower depreciation of IT applications.
At CHF 33 million, amortization of other intangible assets fell 18% from CHF 40 million a year ago due to the reclassification of certain intangible assets within the Wealth Management US unit from 1 January 2005 onwards. Under new accounting rules, these assets are classified as goodwill, and they are no longer amortized.

Tax

Tax expense was CHF 464 million in fourth quarter 2005, making an effective tax rate of 14.6% for the quarter. The full-year tax rate decreased from 21.4% (20.1% pre-goodwill) in 2004 to 18.8% in 2005. The tax rate for full-year 2005 was positively influenced by the absence of goodwill amortization and the successful conclusion of tax audits in third and fourth quarter. We believe that a tax rate of about 21% is a reasonable initial estimate for 2006.

Personnel

The number of people employed in our financial businesses was 69,569 on 31 December 2005. Because of the sale of Private Banks & GAM, the number of people employed in our financial businesses was 933 less than on 30 September 2005. If employees from Private Banks & GAM are excluded, the number of employees in the rest of the financial businesses actually rose by 752 quarter-on-quarter, with staff levels up in all areas.

For the whole of 2005, the number of people employed in our financial businesses rose by 2,162 or 3%. In Swiss and international wealth management (up 1,462), we continued to add client advisors around the world and hire staff in support functions. Our US-based wealth management business (up 65) saw the number of employees increase because of hiring in support and logistics functions. The Swiss commercial and retail banking business recorded higher personnel numbers (up 515) – with the increase partly due to the first-time inclusion of employees paid by the hour in the total. At the Investment Bank, staff levels (up 1,204) rose mainly in the investment banking and fixed income, rates and currencies businesses. They were also up in operations, reflecting higher market activity. Hiring was also seen in general counsel functions, reflecting the more stringent regulatory environment.

Fair value disclosure of options and shares granted

The fair value of shares granted in 2005 rose to CHF 1,376 million, up CHF 52 million from CHF 1,324 million on 30 September and 24% higher than CHF 1,113 million a year earlier. The increase compared to 2004 is primarily driven by an increased proportion of bonuses being delivered in restricted shares.

The fair value of options granted as of 31 December 2005 was CHF 362 million, up CHF 10 million from CHF 352 million on 30 September 2005, but down 29% from CHF 508 million in 2004. The decrease reflects a lower fair value per option, primarily due to a change in the valuation model, and a drop in the number of options granted.
Most share-based compensation is granted in the first quarter of the year, with any further grants mainly under the Equity Plus program, a continuing employee participation program under which voluntary investments in UBS shares each quarter are matched with option awards.
These amounts, net of forfeited awards, will be recognized as compensation expense over the service period, which is generally equal to the vesting period. Most UBS share and option awards vest incrementally over a three-year period.

Personnel

	As at			% change from
Full-time equivalents	31.12.05	30.9.05	31.12.04	30.9.05	31.12.04

Switzerland	26,028	26,834	25,987	(3)	0

Rest of Europe/Middle East/Africa	11,007	11,546	10,751	(5)	2

Americas	27,136	26,891	26,231	1	3

Asia Pacific	5,398	5,231	4,438	3	22

Total	69,569	70,502	67,407	(1)	3

Financial Businesses
14 February 2006

Risk Management and Control

Credit risk

UBS realized a net recovery of CHF 132 million in fourth quarter 2005, following net recoveries of CHF 37 million in third quarter 2005 and CHF 57 million in fourth quarter 2004. A significant contributor to this quarter’s level of recoveries was a release of CHF 62 million of collective loan loss provisions for country risk. Of this, CHF 29 million was attributable to Global Wealth Management & Business Banking and the balance, CHF 33 million, to positions held by the Investment Bank. For full-year 2005, our net recoveries were CHF 375 million, compared to net recoveries of CHF 241 million in 2004. Global Wealth Management & Business Banking reported a net recovery of CHF 72 million in fourth quarter 2005, compared to net recoveries of CHF 16 million for both third quarter 2005 and fourth quarter 2004. For full-year 2005, it reported a net recovery of CHF 223 million, compared to net recoveries of CHF 94 million in 2004. This was the result of higher than anticipated recoveries of provisions established in earlier periods and a relatively low level of new impairments, reflecting both the continuing benign credit environment and the quality of our Swiss loan portfolio.

The Investment Bank posted a net recovery of CHF 60 million in fourth quarter 2005 compared to net recoveries of CHF 21 million in third quarter 2005 and CHF 41 million in fourth quarter 2004. For full-year 2005, the Investment Bank realized net recoveries of CHF 152 million, slightly more than the CHF 147 million recovered in 2004. The level of new impairments observed at the Investment Bank continues to be at a cyclical low and is a reflection of the generally favorable global

Allowances and provisions for credit risk losses

	Wealth Management		Wealth
CHF million	International & Switzerland		Management US
As at	31.12.05	30.9.05	31.12.05	30.9.05

Due from banks	441	761	1,171	1,477

Loans	58,466	55,956	15,934	15,848

Total lending portfolio, gross	58,907	56,717	17,105	17,325

Allowances for credit losses	(13)	(13)	(12)	(12)

Total lending portfolio, net	58,894	56,704	17,093	17,313

Impaired lending portfolio, gross	7	11	12	12

Estimated liquidation proceeds of collateral for impaired loans	0	(3)	0	0

Impaired lending portfolio, net of collateral	7	8	12	12

Allocated allowances for impaired lending portfolio	7	8	12	12

Other allowances and provisions	6	5	0	0

Total allowances and provisions for credit losses	13	13	12	12

of which country allowances and provisions	0	0	0	0

Non-performing loans	7	7	12	12

Allowances for non-performing loans	7	7	12	12

Ratios

Allowances and provisions as a % of lending portfolio, gross	0.0	0.0	0.1	0.1

Impaired as a % of lending portfolio, gross	0.0	0.0	0.1	0.1

Allocated allowances as a % of impaired lending portfolio, gross	100.0	72.7	100.0	100.0

Allocated allowances as a % of impaired lending portfolio, net of collateral	100.0	100.0	100.0	100.0

Non-performing loans as a % of lending portfolio, gross	0.0	0.0	0.1	0.1

Allocated allowances as a % of non-performing loans, gross	100.0	100.0	100.0	100.0

1 Includes Global Asset Management, Corporate Center and Private Banks & GAM (sold in December 2005).  2 Excludes CHF 728 million and CHF 710 million gross loans from industrial holdings for the quarters ended 31 December 2005 and 30 September 2005.

Credit loss (expense)/recovery

	Quarter ended			% change from		Year ended
CHF million	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Global Wealth Management & Business Banking	72	16	16	350	350	223	94

Investment Bank	60	21	41	186	46	152	147

UBS	132	37	57	257	132	375	241

macroeconomic environment as well as the continued application of sound risk assessment standards in our lending activities.
Our gross lending portfolio decreased by CHF 12 billion to CHF 305 billion on 31 December 2005 from CHF 317 billion on 30 September 2005. In the Global Wealth Management & Business Banking Business Group, gross loans outstanding rose slightly to CHF 217 billion on 31 December 2005, up from CHF 216 billion on 30 September 2005. On the other hand, we saw a CHF 9 billion reduction of the gross lending portfolio at the Investment Bank to CHF 87 billion on 31 December 2005. This reduction was mainly due to a lower exposure from interbank operations.
The disposal of Private Banks & GAM in December 2005, formerly reported under Corporate Center, reduced the total lending portfolio by CHF 5.4 billion, total allowances by CHF 61 million and impaired loans by CHF 110 million compared to the previous quarter.
The ratio of impaired loans to total lending portfolio improved to 1.1% from 1.2% in third quarter 2005. Impaired loans further declined 10% to CHF 3,434 million from CHF 3,815 million on 30 September 2005. The decrease is largely attributable to the continued workout of recovery positions and the low level of new impairments.

Business Banking		Global Wealth Manage-
Switzerland		ment & Business Banking		Investment Bank		Others[1]		UBS
31.12.05	30.9.05	31.12.05	30.9.05	31.12.05	30.9.05	31.12.05	30.9.05	31.12.05	30.9.05

3,893	3,874	5,505	6,112	26,954	34,988	502	3,653	32,961	44,753

137,422	137,709	211,822	209,513	59,662	60,495	96	2,358	271,580	272,366

141,315	141,583	217,327	215,625	86,616	95,483	598	6,011	304,541 [2]	317,119 [2]

(1,500)	(1,785)	(1,525)	(1,810)	(131)	(174)	0	(61)	(1,656)	(2,045)

139,815	139,798	215,802	213,815	86,485	95,309	598	5,950	302,885	315,074

3,231	3,445	3,250	3,468	184	237	0	110	3,434	3,815

(1,335)	(1,314)	(1,335)	(1,317)	(31)	(33)	0	(49)	(1,366)	(1,399)

1,896	2,131	1,915	2,151	153	204	0	61	2,068	2,416

1,444	1,707	1,463	1,727	130	172	0	61	1,593	1,960

151	190	157	195	26	63	0	0	183	258

1,595	1,897	1,620	1,922	156	235	0	61	1,776	2,218

53	82	53	82	12	45	0	0	65	127

2,209	2,669	2,228	2,688	135	170	0	110	2,363	2,968

1,266	1,471	1,285	1,490	108	133	0	61	1,393	1,684

1.1	1.3	0.7	0.9	0.2	0.2	0.0	1.0	0.6	0.7

2.3	2.4	1.5	1.6	0.2	0.2	0.0	1.8	1.1	1.2

44.7	49.6	45.0	49.8	70.7	72.6	0.0	55.5	46.4	51.4

76.2	80.1	76.4	80.3	85.0	84.3	0.0	100.0	77.0	81.1

1.6	1.9	1.0	1.2	0.2	0.2	0.0	1.8	0.8	0.9

57.3	55.1	57.7	55.4	80.0	78.2	0.0	55.5	59.0	56.7

Financial Businesses
14 February 2006

Market risk

Market risk is incurred primarily through UBS’s trading operations, which are mainly in the Investment Bank, with limited activity in the wealth management and asset management businesses. Additionally, our Treasury department assumes market risk as a result of its balance sheet and capital management responsibilities.

Market risk for the Investment Bank, as measured by the average 10-day 99% Value at Risk (VaR), fell to CHF 315 million in fourth quarter from CHF 343 million in third quarter, while quarter-end VaR was higher at CHF 355 million compared to CHF 309 million at the end of third quarter.
The difference in period-end VaR was driven by equities risk, which increased from mid-quarter onwards. Both average and period-end VaR for equities were up from third quarter, the average to CHF 221 million from CHF 198 million and quarter-end to CHF 235 million from CHF 193 million. Much of this increase was a response to good trading conditions – greater market volatility towards the end of the quarter, increases in major indices, many of which reached annual highs during the period, heavy trading volumes, and strong new issuance and merger and acquisition activity.
Interest rate risk remained a significant contributor to VaR, credit spread exposure being the dominant component. Changes in exposure to the overall level of interest rates and associated portfolio effects led to fluctuations during the quarter and to a reduction in average interest rate VaR which was down to CHF 302 million from CHF 365 million. Quarter-end interest rate VaR fell to CHF 269 million from CHF 363 million compared to third quarter, reflecting uncertainty about the longer-term trend of interest rates.
Market risk for UBS as a whole followed Investment Bank VaR. Average VaR was lower at CHF 334 million from CHF 367 million in third quarter, while quarter-end VaR increased to CHF 373 million from CHF 326 million at the end of the previous quarter.
‘Backtesting’ compares the 1-day VaR calculated on positions at the close of each business day, with the actual revenues arising on those positions on the next business day (excluding intraday trading revenues, fees and commissions). It is used to monitor the quality of the VaR model. The graph below shows these revenues and the corresponding 1-day VaR over the last 12 months. The 10-day VaR, which is the basis of the limits and exposures in the Investment Bank table to the right, is also shown in this graph for information. Revenue volatility over the period was within the range predicted by the VaR model.
We also routinely assess and actively manage and control tail risks against a standard set of stress scenarios, supplemented by specific scenarios concentrating on individual sectors or reflecting current concerns, such as widening credit spreads or increased energy market volatility. Stress events modeled in our standard scenarios include crises in equity, corporate bond and emerging markets, and severe movements in currency, interest rate and energy markets. These scenarios are reviewed regularly and fine-tuned as necessary. Both period-end and average stress loss exposure were higher than in third quarter.
VaR and stress measures control our overall portfolio exposure but we also apply concentration controls on exposure to individual market risk variables, such as individual equity markets, individual currency interest and foreign exchange rates, and single name issuers. The diversification of risks and avoidance of undue concentrations remain key pillars of our risk control process.

UBS: Value at Risk (10-day 99% confidence)

		Quarter ended 31.12.05						Quarter ended 30.9.05
CHF million	Limits	Min.		Max.		Average	31.12.05	Min.		Max.		Average	30.9.05

Business Groups

Investment Bank [1]	600	245.5		418.7		315.4	354.6	278.5		479.1		342.6	309.1

Global Asset Management [2]	30	6.6		11.0		8.6	7.8	3.3		13.4		8.2	8.0

Global Wealth Management & Business Banking [3]	25	9.6		13.6		11.3	11.7	7.9		11.6		10.1	10.7

Corporate Center [4]	150	59.0		84.1		69.4	62.3	64.8		84.1		74.3	67.4

Diversification effect			[5]		[5]	(70.6)	(63.0)		[5]		[5]	(68.2)	(68.9)

Total	750	255.2		434.0		334.1	373.4	287.3		487.6		367.0	326.3

1 VaR for the Investment Bank includes the municipal securities business of Wealth Management US which was transferred to the Investment Bank on 1 July 2005.  2 Only covers UBS positions in alternative and quantitative investments.  3 VaR for Global Wealth Management & Business Banking includes all businesses of Wealth Management US except the municipal securities business which was transferred to the Investment Bank on 1 July 2005.  4 VaR for Corporate Center includes non-trading interest rate exposures in the Treasury book. The sale of the Private Banks was completed on 2 December 2005 and their exposures are excluded from this date.  5 As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

Investment Bank: Value at Risk (10-day 99% confidence)

	Quarter ended 31.12.05						Quarter ended 30.9.05
CHF million	Min.		Max.		Average	31.12.05	Min.		Max.		Average	30.9.05

Risk type

Equities	166.9		266.3		221.1	235.1	176.3		244.0		197.6	192.7

Interest rates[1]	227.2		404.7		302.3	269.2	223.3		499.0		364.6	363.0

Foreign exchange	16.8		48.8		25.8	22.6	23.0		50.4		40.9	38.0

Other[2]	6.3		46.5		19.8	46.4	16.2		80.1		32.1	22.7

Diversification effect		[3]		[3]	(253.6)	(218.7)		[3]		[3]	(292.6)	(307.3)

Total	245.5		418.7		315.4	354.6	278.5		479.1		342.6	309.1

1 Interest rate VaR includes the municipal securities business of Wealth Management US which was transferred to the Investment Bank on 1 July 2005.  2 Includes energy and precious metals risk.  3 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

UBS: Value at Risk (1-day 99% confidence) 1,2

	Quarter ended 31.12.05				Quarter ended 30.9.05
CHF million	Min.	Max.	Average	31.12.05	Min.	Max.	Average	30.9.05

Investment Bank [3]	124.3	191.0	157.8	154.7	155.3	206.3	176.5	161.2

UBS	124.7	198.2	161.9	163.8	157.4	211.1	182.6	158.4

1 10-day and 1-day VaR results are separately calculated from underlying positions and historical market movements. They cannot be inferred from each other.  2 Positions in Investment Bank subject to market risk regulatory capital contributed average VaR of CHF 154 million in fourth quarter 2005 and CHF 174 million in third quarter 2005.  3 VaR for the Investment Bank includes the municipal securities business of Wealth Management US which was transferred to the Investment Bank on 1 July 2005.

Financial Businesses
14 February 2006

Operational risk

Operational losses can be caused by external factors, deliberate, accidental or natural, or failures of internal processes, people or systems. They can unfortunately never be entirely eliminated. Especially in today’s environment of complex global processes, low regulatory tolerance for error, and growing propensity for litigation, operational risk runs alongside market and credit risk as one of UBS’s principal risk classes. Our operational risk framework, into which we are investing considerable management time and effort, aims to contain the levels of risk, and ensures we have sufficient information to make informed decisions about additional or adjusted controls.

As far as accounting for operational risks is concerned, many potential causes of loss are identified before the probability, timing, or amounts of future cost are known with certainty. This requires the exercise of judgment and International Financial Reporting Standards (IFRS) require us to make a provision, based on the best estimate of a liability, when it is probable that a payment will be required, even if the amount to be paid has not yet been exactly determined. Once we are able to quantify any potential operational risk more accurately, the corresponding provision is revised up or down.

Global Wealth Management & Business Banking

Pre-tax profit for our international and Swiss wealth management businesses was CHF 1,117 million in fourth quarter 2005, down 4% from the record result achieved in third quarter 2005. In the US, pre-tax profit rose to CHF 83 million from a pre-tax loss of CHF 5 million in third quarter. Business Banking Switzerland’s pre-tax profit was CHF 541 million, down slightly from third quarter.

Business Group reporting

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Income	5,069	4,901	4,328	3	17	19,131	17,506

Adjusted expected credit loss [1]	37	25	4	48	825	107	(38)

Total operating income	5,106	4,926	4,332	4	18	19,238	17,468

Cash components	2,100	2,126	1,857	(1)	13	8,252	7,630

Share-based components [2]	57	57	65	0	(12)	237	235

Total personnel expenses	2,157	2,183	1,922	(1)	12	8,489	7,865

General and administrative expenses	884	721	650	23	36	2,845	2,473

Services to/from other business units	245	234	259	5	(5)	960	1,137

Depreciation of property and equipment	64	61	55	5	16	226	202

Amortization of goodwill	0	0	56		(100)	0	238

Amortization of other intangible assets	15	13	27	15	(44)	56	115

Total operating expenses	3,365	3,212	2,969	5	13	12,576	12,030

Business Group performance before tax	1,741	1,714	1,363	2	28	6,662	5,438

Business Group performance before tax and amortization of goodwill	1,741	1,714	1,419	2	23	6,662	5,676

KPIs

Cost/income ratio (%) [3]	66.4	65.5	68.6			65.7	68.7

Cost/income ratio before goodwill (%) [3]	66.4	65.5	67.3			65.7	67.4

Capital return and BIS data

Return on adjusted regulatory capital (%) [4]						34.7	31.3

Return on adjusted regulatory capital before goodwill (%) [4]						34.7	32.7

BIS risk-weighted assets	147,348	146,422	134,004	1	10

Goodwill	5,407	5,267	3,648	3	48

Adjusted regulatory capital [5]	20,142	19,909	17,048	1	18

Additional Information	As at			% change from
	31.12.05	30.9.05	31.12.04	30.9.05	31.12.04

Client assets (CHF billion)	2,895	2,754	2,306	5	26

Personnel (full-time equivalents)	44,612	44,222	42,570	1	5

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Operating expenses / income.  4 Business Group performance before tax / adjusted regulatory capital year ended average.  5 10% of BIS risk-weighted assets plus goodwill.

Financial Businesses
14 February 2006

Wealth Management International & Switzerland

Business Unit reporting

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Income	2,424	2,364	1,919	3	26	9,024	7,701

Adjusted expected credit loss [1]	(5)	(6)	(2)	17	(150)	(13)	(8)

Total operating income	2,419	2,358	1,917	3	26	9,011	7,693

Cash components	653	633	498	3	31	2,491	2,047

Share-based components [2]	22	19	20	16	10	88	72

Total personnel expenses	675	652	518	4	30	2,579	2,119

General and administrative expenses	255	166	191	54	34	804	642

Services to/from other business units	346	344	352	1	(2)	1,371	1,395

Depreciation of property and equipment	24	29	20	(17)	20	89	66

Amortization of goodwill	0	0	16		(100)	0	67

Amortization of other intangible assets	2	1	2	100	0	7	8

Total operating expenses	1,302	1,192	1,099	9	18	4,850	4,297

Business Unit performance before tax	1,117	1,166	818	(4)	37	4,161	3,396

Business Unit performance before tax and amortization of goodwill	1,117	1,166	834	(4)	34	4,161	3,463

KPIs

Invested assets (CHF billion)	982	944	778	4	26

Net new money (CHF billion) [3]	13.2	21.2	6.5			68.2	42.3

Gross margin on invested assets (bps) [4]	101	103	99	(2)	2	102	103

Cost/income ratio (%) [5]	53.7	50.4	57.3			53.7	55.8

Cost/income ratio before goodwill (%) [5]	53.7	50.4	56.4			53.7	54.9

Cost/income ratio before goodwill and excluding the European wealth management business (%) [5]	47.7	45.1	48.6			47.7	47.2

Client advisors (full-time equivalents)	4,154	4,095	3,744	1	11

International clients

Income	1,743	1,696	1,358	3	28	6,476	5,429

Invested assets (CHF billion)	729	698	562	4	30

Net new money (CHF billion) [3]	13.4	19.3	7.2			64.2	40.4

Gross margin on invested assets (bps) [4]	98	100	97	(2)	1	100	102

European wealth management (part of international clients)

Income	212	183	123	16	72	722	437

Invested assets (CHF billion)	114	109	82	5	39

Net new money (CHF billion) [3]	3.7	5.6	3.6			21.8	13.7

Client advisors (full-time equivalents)	803	816	838	(2)	(4)

Business Unit reporting (continued)

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Swiss clients

Income	681	668	561	2	21	2,548	2,272

Invested assets (CHF billion)	253	246	216	3	17

Net new money (CHF billion) [3]	(0.2)	1.9	(0.7)			4.0	1.9

Gross margin on invested assets (bps) [4]	109	112	104	(3)	5	109	106

Capital return and BIS data

Return on adjusted regulatory capital (%) [6]						78.9	82.5

Return on adjusted regulatory capital before goodwill (%) [6]						78.9	84.1

BIS risk-weighted assets	43,369	41,669	31,903	4	36

Goodwill	1,566	1,523	1,176	3	33

Adjusted regulatory capital [7]	5,903	5,690	4,366	4	35

Additional information	As at or for the quarter ended			% change from		Year ended
	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Recurring income [8]	1,815	1,707	1,421	6	28	6,635	5,679

Client assets (CHF billion)	1,235	1,175	972	5	27

Personnel (full-time equivalents)	11,555	11,324	10,093	2	14

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Excludes interest and dividend income.  4 Income (annualized as applicable) / average invested assets.  5 Operating expenses / income.  6 Business Unit performance before tax / adjusted regulatory capital year ended average.  7 10% of BIS risk-weighted assets plus goodwill.  8 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.

Key performance indicators

Net new money in fourth quarter 2005 was CHF 13.2 billion, down from the record level of CHF 21.2 billion achieved in third quarter. Although lower, it was still a record result for a fourth quarter and more than double the inflow in the same period a year earlier. The international business reported CHF 13.4 billion in net new money, down from CHF 19.3 billion in third quarter, with further inflows seen from both European and Asian clients. The Swiss business had a small outflow of CHF 0.2 billion compared to an inflow of CHF 1.9 billion in third quarter 2005.

     For full-year 2005, net new money inflows stood at an all-time record of CHF 68.2 billion, compared with CHF 42.3 billion in 2004, or 9% of the underlying invested asset base at year-end 2004. This outstanding result reflected gains in all geographical areas, but especially from Asian clients, and a particularly strong CHF 21.8 billion inflow into our European wealth management business.

On 31 December 2005, invested assets totaled CHF 982 billion, up CHF 38 billion from 30 September 2005, and a new record. As well as new inflows, positive market performance and a 2% rise in the US dollar against the Swiss franc contributed to the increase. Approximately 36% of invested assets are denominated in US dollars.

Financial Businesses
14 February 2006

     In fourth quarter 2005, the gross margin on invested assets was 101 basis points, down two basis points from third quarter 2005. Overall, recurring income made up 75 basis points of the margin in fourth quarter, up from 74 basis points in third quarter due to higher asset-based fees. Non-recurring income comprised 26 basis points of the margin in fourth quarter, down from 29 basis points in third quarter, when transaction activity was higher.

     The cost/income ratio was 53.7%, up 3.3 percentage points from the low level achieved in third quarter 2005. Higher expenses in the fourth quarter, partly because of the release of provisions, offset the rise in revenues. Excluding the European wealth management business, the cost/income ratio increased by 2.6 percentage points to 47.7%.

European wealth management

Fourth quarter 2005 net new money in our five key European markets totaled CHF 3.7 billion, mostly from clients in the UK, Germany and Spain. The figure was CHF 1.9 billion below the inflow in third quarter 2005. In full-year 2005, net new money into our domestic European network totaled CHF 21.8 billion, up 59% from the 2004 intake of CHF 13.7 billion. We recorded strong inflows in all our five target regions, with the highest contributions from the UK and Germany. This reflects an annual net new money growth rate of 27% of the underlying asset base at year-end 2004.

Acting as an asset navigator

One of the features of the information age is the practically infinite amount of online financial data and news anyone can get. This has been of huge benefit to private clients – and they are now much more sophisticated, interested, and demanding. As their needs have grown, UBS has kept up by broadening the products and services available to high net worth clients who choose to let the firm manage their assets – commonly called “discretionary portfolios” in the industry.
The UBS Managed Investment Portfolio (MIP) and the UBS Choice Investment Portfolio (CHIP) are two good examples of the new type of discretionary solution on offer. Launched in July 2005, they draw on a wide range of investment skills. Clients who choose a MIP solution for their assets, for example, gain access to a broad range of asset classes – bonds, equities, money markets, alternative investments and real estate as well as institutional instruments from UBS and third-party providers. Together with their client advisor, they choose one of five investment strategies (each with a specific expected return target) and three reference currencies that most closely match their risk profile – an approach that gives clients both maximum flexibility and optimal diversification. After the portfolio has been set, the UBS advisor meets his client for regular performance reviews and keeps him fully updated about market developments. CHIP, run along similar lines, is designed for ultra high net worth clients, offering them access to the institutional investment capabilities in UBS’s global asset management business – such as the absolute return bond and global allocation capabilities.
Both solutions join a discretionary product range comprising the UBS Absolute Return, UBS Portfolio Management Classic (PM), and UBS Managed Fund Portfolio Classic (MFP) solutions, each offered in a wide variety of investment strategies and reference currencies.
PM and MFP, the two established mainstays of the discretionary product range, have also been polished up. PM gives the client a choice of six investment strategies and five reference currencies. Although it ensures a client’s

     The level of invested assets reached a record CHF 114 billion on 31 December 2005, up from CHF 109 billion on 30 September 2005. As well as inflows, this reflected rising equity market levels and a 2% appreciation of the US dollar against the Swiss franc.

Income in fourth quarter 2005 was a record CHF 212 million, up 16% or CHF 29 million from the previous quarter, reflecting higher revenues from our expanding asset base.
The departure of less productive client advisors led to a decline of 13 in fourth quarter, bringing the total number of advisors on 31 December 2005 to 803. We will continue to grow our business by hiring talented experts with proven skill in advising clients effectively.

investments are globally diversified, it also provides for a substantial bias towards a reference currency to mitigate the effects of foreign currency fluctuations. MFP, on the other hand, continues to focus on UBS and third-party investment funds and fund-like instruments, offering clients six investment strategies and four reference currencies.
Both programs reflect changing client demands – notably the evolution of alternative products into a mainstream asset class. Hedge funds, for example, were introduced into discretionary portfolios in 2003 and now comprise up to 15% of a typical mandate. The real estate offering has been recently expanded with the inclusion of a globally diversified, institutional quality real estate component available for discretionary portfolios.
All these new developments have essentially turned UBS into an asset navigator. UBS develops, packages, and distributes solutions geared to client needs and expectations. As a result, the internal teams producing and servicing the solutions now work much more closely with client advisors and sales managers – resulting in a positive circle of feedback that ensures products remain in step with what clients want.
Clients, in turn, are signalling their appreciation. Newer products, such as the UBS Absolute Return, which actively manages client assets with the objective of providing positive absolute returns while preserving capital by diversifying assets, have attracted significant amounts of net new money.
After the strong pace of innovation seen in the past few years, UBS is confident that it now has a broader product shelf than ever before. In the future, there will be new offerings in specialized market segments –although innovation will never become an end in itself. Products are integral components of the service a client advisor provides – but it is up to each to judge how they are best employed in growing a client’s portfolio. And, in the end, it is the consistency and quality of that judgement, multiplied thousands of times each day, which separates and distinguishes UBS from its wealth management peers.

Initiatives and achievements

Euromoney again names UBS “Best Global Private Bank”

For the third straight year, Euromoney named UBS “Best Global Private Bank” in its annual survey of the global private banking industry.
We also won a notable number of specific awards in the survey. Of 28 awards given in the “global” category, UBS took away 12 “best” and six “second best” honors, and was never placed worse than fourth in any global category. In the regional categories, UBS won the best private bank in Asia, Western Europe, Emerging Europe and Africa awards.
We also received top rankings in a wide range of important service and market categories. These included honors for best relationship management globally, as well as best provider of hedge fund investments, family office services, luxury investments (non-art) and best provider of art banking.
The Euromoney survey is based both on peer references and on information provided by UBS. By way of peer nominations, Euromoney identifies the companies that are recognized by competitors and industry players as being exceptional in specific categories of client and product segment.

Results

Full-year 2005 pre-tax profit, at CHF 4,161 million, rose 20% from the pre-goodwill result in 2004. This reflected rising financial markets throughout 2005, driving our asset base, and therefore recurring income, higher. Brokerage fees also rose on increased transactional activity. Rising interest income, a reflection of the expansion of our margin lending activities, also lifted revenues. Operating expenses, up 13% in 2005 from 2004, also rose as our business expanded.

In fourth quarter 2005, pre-tax profit was CHF 1,117 million, down from CHF 1,166 million in third quarter.

Operating income

Total operating income, at CHF 2,419 million in fourth quarter 2005, was up CHF 61 million or 3% from third quarter. Recurring income strengthened, reflecting a higher average asset base. Continued growth in collateralized lending led to a rise in interest income. Both were partly offset by a decrease in non-recurring revenues, due to weaker client activity levels.

Operating expenses

In fourth quarter 2005, total operating expenses were CHF 1,302 million, up CHF 110 million from CHF 1,192 million in third quarter. Compared to third quarter, personnel expenses,

at CHF 675 million, were up by CHF 23 million, reflecting the continued hiring of employees in front office and support functions. General and administrative expenses were CHF 255 million, up 54% from CHF 166 million in third quarter. This mainly reflects the release of provisions for legal costs in third quarter and investments in our physical and IT infrastructure in fourth quarter. Expenses for services from other business units were almost unchanged at CHF 346 million in fourth quarter, up from CHF 344 million in the previous quarter. Depreciation decreased to CHF 24 million in fourth quarter 2005 from CHF 29 million in third quarter 2005, reflecting lower charges for IT.

Personnel

The number of employees was 11,555 on 31 December 2005, up by 231 from 30 September 2005 because of continuous hiring for our global expansion, especially in Singapore, Hong Kong, Japan and Switzerland. The number of client advisors increased by 59 in the period. In comparison to year-end 2004, the overall number of employees rose by 1,462.

Wealth Management US

Business Unit reporting

	Quarter ended			% change from		Year ended
CHF million	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Private client revenues	1,459	1,345	1,205	8	21	5,347	4,906

Net goodwill funding [1]	(51)	(49)	(36)	(4)	(42)	(189)	(165)

Income	1,408	1,296	1,169	9	20	5,158	4,741

Adjusted expected credit loss [2]	0	0	0			(2)	(5)

Total operating income	1,408	1,296	1,169	9	20	5,156	4,736

Cash components	865	881	769	(2)	12	3,353	3,206

Share-based components [3]	24	27	33	(11)	(27)	107	114

Total personnel expenses	889	908	802	(2)	11	3,460	3,320

General and administrative expenses	354	309	190	15	86	1,047	767

Services to/from other business units	51	55	55	(7)	(7)	223	275

Depreciation of property and equipment	18	17	15	6	20	65	67

Amortization of goodwill	0	0	40		(100)	0	171

Amortization of other intangible assets	13	12	25	8	(48)	49	107

Total operating expenses	1,325	1,301	1,127	2	18	4,844	4,707

Business Unit performance before tax	83	(5)	42		98	312	29

Business Unit reporting excluding acquisition costs

	Quarter ended			% change from		Year ended
CHF million	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Total operating income	1,408	1,296	1,169	9	20	5,156	4,736

Add back: Net goodwill funding [1]	51	49	36	4	42	189	165

Operating income excluding acquisition costs	1,459	1,345	1,205	8	21	5,345	4,901

Total operating expenses	1,325	1,301	1,127	2	18	4,844	4,707

Retention payments	0	0	0			0	(99)

Amortization of goodwill	0	0	(40)		100	0	(171)

Amortization of other intangible assets	(13)	(12)	(25)	(8)	48	(49)	(107)

Operating expenses excluding acquisition costs	1,312	1,289	1,062	2	24	4,795	4,330

Business Unit performance before tax and acquisition costs	147	56	143	163	3	550	571

1 Goodwill and intangible asset-related funding, net of risk-free return on the corresponding equity allocated.  2 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  3 Additionally includes related social security contributions and expenses related to alternative investment awards.

Financial Businesses
14 February 2006

Business Unit reporting (continued)

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

KPIs

Invested assets (CHF billion)	752	728	606	3	24

Net new money (CHF billion) [1]	6.5	9.9	6.4			26.9	18.1

Interest and dividend income (CHF billion) [2]	5.3	4.6	4.3	15	23	18.3	15.3

Gross margin on invested assets (bps) [3]	76	73	76	4	0	75	77

Gross margin on invested assets excluding acquisition costs (bps) [4]	79	76	79	4	0	78	80

Cost/income ratio (%) [5]	94.1	100.4	96.4			93.9	99.3

Cost/income ratio excluding acquisition costs (%) [6]	89.9	95.8	88.1			89.7	88.3

Recurring income [7]	799	726	579	10	38	2,834	2,343

Revenues per advisor (CHF thousand) [8]	194	179	162	8	20	715	655

Capital return and BIS data

Return on adjusted regulatory capital (%) [9]						5.8	0.6

Return on adjusted regulatory capital before acquisition costs (%) [10]						31.1	35.5

BIS risk-weighted assets	18,928	19,259	17,664	(2)	7

Goodwill	3,841	3,744	2,472	3	55

Adjusted regulatory capital [11]	5,734	5,670	4,238	1	35

Adjusted regulatory capital excluding goodwill and intangible assets [12]	1,818	1,851	1,610	(2)	13

Additional information	As at			% change from
	31.12.05	30.9.05	31.12.04	30.9.05	31.12.04

Client assets (CHF billion)	826	803	679	3	22

Personnel (full-time equivalents)	17,034	16,992	16,969	0	0

Financial advisors (full-time equivalents)	7,520	7,517	7,519	0	0

1 Excludes interest and dividend income.  2 For purposes of comparison with US peers.  3 Income (annualized as applicable) / average invested assets.  4 Income, add back net goodwill funding (annualized as applicable) / average invested assets.  5 Operating expenses / income.  6 Operating expenses less the amortization of goodwill (in 2004), other intangible assets and retention payments / income, add back net goodwill funding.  7 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.  8 Private client revenues / average number of financial advisors.  9 Business Unit performance before tax / adjusted regulatory capital year ended average.  10 Business Unit performance before tax and acquisition costs / adjusted regulatory capital excluding goodwill and intangible assets year ended average.  11 10% of BIS risk-weighted assets plus goodwill. 12 10% of BIS risk-weighted assets excluding intangible assets.

Key performance indicators

Invested assets were CHF 752 billion on 31 December 2005, up 3% from CHF 728 billion on 30 September 2005. In US dollar terms, invested assets increased 2% in the quarter, reflecting positive market performance and the solid inflow of net new money. Compared to fourth quarter a year earlier, invested assets were up 24%. In US dollar terms, they have risen 8% from the same date a year earlier.

The inflow of net new money in fourth quarter 2005 was CHF 6.5 billion, down from CHF 9.9 billion in third quarter 2005, but slightly higher than CHF 6.4 billion a year ago.

Including interest and dividends, net new money in fourth quarter 2005 was CHF 11.8 billion, down from CHF 14.5 billion in third quarter 2005.
In full-year 2005, net new money totaled CHF 26.9 billion, up from CHF 18.1 billion a year earlier, reflecting strong in-flows of assets from ultra high net worth clients and the success of newly recruited financial advisors.
Gross margin on invested assets was 76 basis points in fourth quarter 2005, up from 73 basis points in third quarter 2005. Gross margin on invested assets before acquisition costs (net goodwill funding costs) was 79 basis points, up from 76 basis points in third quarter 2005. The increase reflected a record recurring income performance, which outpaced the increase in invested assets.

The cost/income ratio before acquisition costs was 89.9% in fourth quarter 2005, down from 95.8% in third quarter 2005. The improvement was driven by the positive recurring income performance.

Recurring income stood at CHF 799 million in fourth quarter 2005, 10% higher than the CHF 726 million recorded in third quarter 2005. Excluding the effects of currency fluctuations, recurring income increased 8% in fourth quarter – to another record high – driven by higher managed account fees and net interest income from our lending business. Flows into managed account products were USD 4.0 billion in fourth quarter 2005 and USD 16.7 billion in full-year 2005, comparing favorably to the USD 12.7 billion figure for full-year 2004. Recurring income represented about 55% of income in 2005 compared with 49% in 2004.

Revenues per advisor increased in fourth quarter 2005 to CHF 194,000 from CHF 179,000 in third quarter. Financial advisor headcount was 7,520 on 31 December 2005, up 3 from 30 September 2005.

Results

In full-year 2005, Wealth Management US reported pre-tax profit of CHF 312 million, significantly higher than the CHF 29 million in 2004. Because this business is almost entirely conducted in US dollars, comparisons of results to prior periods are affected by the movements of the US dollar against the Swiss franc. In US dollar terms and before acquisition costs, full-year 2005 pre-tax profit was down 4% from 2004 despite the 8% increase in revenues. The result reflects the impact of increased litigation provisions in second half 2005 which accounted for almost all the increase in non-personnel expenses.

Financial Businesses
14 February 2006

     In fourth quarter 2005, Wealth Management US reported a pre-tax profit of CHF 83 million, compared with a pre-tax loss of CHF 5 million in third quarter. Before acquisition costs, pre-tax profit increased 163% to CHF 147 million from CHF 56 million in third quarter 2005. On the same basis, but in US dollars, the operating result was 155% higher than third quarter 2005, reflecting the increase in recurring income and flat overall operating expenses.

Operating income

Total operating income in fourth quarter 2005 was CHF 1,408 million. Before acquisition costs, it stood at CHF 1,459 million, up from the CHF 1,345 million reported in third quarter 2005. On the same basis and in US dollar terms, operating income was 6% higher than in third quarter. This reflected the record recurring income performance driven by higher asset levels in managed account products and stronger net interest income from our lending business.

Operating expenses

In fourth quarter 2005, total operating expenses were CHF 1,325 million, up 2% from third quarter 2005. In US dollar terms and before acquisition costs, operating expenses were practically unchanged, as rising litigation provisions were mostly offset by a credit related to a change in the estimated service period used for the amortization of certain long-term employee benefits.

Personnel expenses were CHF 889 million in fourth quarter 2005, down 2% from third quarter. In US dollar terms, personnel expenses decreased 4% from the previous quarter. Performance-related compensation rose in line with revenues although this was more than offset by the credit to personnel expenses in relation to the treatment of certain long-term benefits to employees.
Non-personnel expenses, which include general and administrative, depreciation and amortization expenses, increased 11% to CHF 436 million in fourth quarter 2005 from CHF 393 million in third quarter. In US dollar terms, fourth quarter non-personnel expenses were 8% higher than in third quarter 2005, due to higher litigation provisions, including costs related to the previously disclosed settlement agreement with respect to certain short-term trading activity between 2000 and 2002 by clients of several financial advisors.

Personnel

The number of employees was 17,034 on 31 December 2005, 42 higher than on 30 September 2005. The number of staff other than financial advisors was 9,514 on 31 December 2005, compared to 9,475 on 30 September 2005 and 9,450 on 31 December 2004. The increase in 2005 reflected selective hiring for support functions in a number of regions.

Business Banking Switzerland

Business Unit reporting

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Interest income	831	824	845	1	(2)	3,317	3,390

Non-interest income	406	417	395	(3)	3	1,632	1,674

Income	1,237	1,241	1,240	0	0	4,949	5,064

Adjusted expected credit loss [1]	42	31	6	35	600	122	(25)

Total operating income	1,279	1,272	1,246	1	3	5,071	5,039

Cash components	582	612	590	(5)	(1)	2,408	2,377

Share-based components [2]	11	11	12	0	(8)	42	49

Total personnel expenses	593	623	602	(5)	(1)	2,450	2,426

General and administrative expenses	275	246	269	12	2	994	1,064

Services to/from other business units	(152)	(165)	(148)	8	(3)	(634)	(533)

Depreciation of property and equipment	22	15	20	47	10	72	69

Amortization of goodwill	0	0	0			0	0

Amortization of other intangible assets	0	0	0			0	0

Total operating expenses	738	719	743	3	(1)	2,882	3,026

Business Unit performance before tax	541	553	503	(2)	8	2,189	2,013

Business Unit performance before tax and amortization of goodwill	541	553	503	(2)	8	2,189	2,013

KPIs

Invested assets (CHF billion)	153	150	140	2	9

Net new money (CHF billion) [3]	0.6	(0.2)	0.2			3.4	2.6

Cost/income ratio (%) [4]	59.7	57.9	59.9			58.2	59.8

Cost/income ratio before goodwill (%) [4]	59.7	57.9	59.9			58.2	59.8

Non-performing loans/gross loans (%)	1.6	1.9	2.3

Impaired loans/gross loans (%)	2.3	2.4	3.0

Capital return and BIS data

Return on adjusted regulatory capital (%) [5]						25.6	23.2

Return on adjusted regulatory capital before goodwill (%) [5]						25.6	23.2

BIS risk-weighted assets	85,051	85,494	84,437	(1)	1

Goodwill	0	0	0

Adjusted regulatory capital [6]	8,505	8,549	8,444	(1)	1

Additional information	As at or for the quarter ended			% change from		Year ended
	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Deferral (included in adjusted expected credit loss)	131	122	106	7	24	485	411

Client assets (CHF billion)	834	776	655	7	27

Personnel (full-time equivalents)	16,023	15,906	15,508	1	3

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Excludes interest and dividend income.  4 Operating expenses / income.  5 Business Unit performance before tax / adjusted regulatory capital year ended average.  6 10% of BIS risk-weighted assets plus goodwill.

Financial Businesses
14 February 2006

Key performance indicators

Net new money was CHF 0.6 billion in fourth quarter 2005, compared with an outflow of CHF 0.2 billion in third quarter 2005. For full-year 2005, net new money was CHF 3.4 billion, 31% higher than CHF 2.6 billion in 2004. Existing clients continued to add assets in both the fourth quarter and full-year periods.

Invested assets, at CHF 153 billion on 31 December 2005, increased by CHF 3 billion on rising financial markets. Over the course of 2005, we transferred CHF 8.6 billion in client assets from the Business Banking Switzerland unit to the Wealth Management International & Switzerland unit, reflecting the systematic development of client relationships. In 2004, we transferred CHF 7.4 billion in client assets for the same reason.
In fourth quarter 2005, the cost/income ratio was 59.7%, up 1.8 percentage points from third quarter, reflecting the seasonal growth in non-personnel expenses combined with practically flat revenues. For full-year 2005, the cost/income ratio stood at 58.2%, 1.6 percentage points lower than the previous year’s ratio of 59.8%, mainly because of tight cost control.

     The loan portfolio, at CHF 141.3 billion on 31 December 2005, was CHF 0.3 billion below the level on 30 September 2005. An increase in private client mortgages was more than offset by lower new loan demand from corporate clients as well as the ongoing workout of the recovery portfolio, which fell to CHF 3.3 billion on 31 December 2005 from CHF 3.4 billion on 30 September 2005 and CHF 4.4 billion on 31 December 2004. The non-performing loans ratio improved to 1.6% on 31 December 2005, down from 1.9% on 30 September 2005, while the impaired loan ratio dropped to 2.3% from 2.4% in the same period.

The return on adjusted regulatory capital was 25.6% for 2005, down marginally from 25.7% in the first nine months of 2005. This reflects largely unchanged pre-tax profit and regulatory capital levels.

Initiatives and achievements

UBS backs EURO 2008

UBS will be the official bank and one of four Swiss “National Supporters” at the 2008 UEFA European Football Championship, which will be held in Switzerland and Austria.
The partnership, which we announced in the middle of December 2005, matches our Swiss sponsorship strategy of focusing UBS’s efforts on major sporting and cultural events.

The new UBS Optimus Foundation Charity Card

In December 2005, we started issuing a new credit card, the UBS Optimus Foundation Charity Card, to give clients the benefits of a normal credit card while allowing them to make charitable contributions in a simple and effective way.
Every year, UBS will donate 0.5 percent of the combined turnover and a portion of the annual fees received from all Charity Cards to the UBS Optimus Foundation, a non-profit organization set up by UBS that offers clients and employees a broad range of opportunities to contribute to humanitarian projects.
The foundation uses donations to support innovative global projects that give children around the world access to education and healthcare. Every franc given fully benefits the projects as UBS bears all administrative costs for the foundation.

National youth account drive wins new clients

Our national drive to attract younger clients, launched last May, has now generated almost 25,000 new accounts.
With the aim of building long-term relationships, UBS wrapped its main youth-oriented product lines and services into a package for teenagers called “Generation” and another for students called “Campus”. Both are free and offer face-to-face meetings with client advisors, a Europe-wide youth discount card, and a link to the UBS KeyClub bonus system.

Results

Full-year pre-tax profit in 2005 was a record CHF 2,189 million, CHF 176 million or 9% above the result achieved in 2004. It was achieved despite a CHF 115 million fall in income, driven mainly by lower interest income. The result shows the continued tight management of our cost base with lower credit loss expenses reflecting the structural improvement in our loan portfolio in recent years. In 2005, general and administrative expenses reached a record low.

In fourth quarter 2005, Business Banking Switzerland reported a pre-tax profit of CHF 541 million, down 2% from third quarter, mainly due to higher non-personnel expenses.

Operating income

Fourth quarter 2005 operating income was CHF 1,279 million, up CHF 7 million from third quarter 2005. This reflects an improvement in the adjusted expected credit loss result to positive CHF 42 million in fourth quarter 2005 from CHF 31 million in third quarter – due to the deferred benefit of the structural improvement of our loan portfolio in recent years. Excluding the adjusted expected credit loss result, revenues were practically flat. A slight increase in net interest income, which rose to CHF 831 million in fourth quarter from CHF 824 million in third quarter, was driven by private client mortgage volumes. The rise in interest income was more than offset by a reduction in non-interest income, which fell to CHF 406 million from CHF 417 million a quarter earlier, reflecting lower client activity levels.

Operating expenses

Operating expenses were CHF 738 million in fourth quarter 2005, up 3% from CHF 719 million a quarter earlier. Personnel expenses dropped 5% to CHF 593 million in fourth quarter 2005 from CHF 623 million in third quarter because of lower performance-related accruals related to the year-end determination of bonuses. General and administrative expenses increased to CHF 275 million in fourth quarter 2005, up by CHF 29 million from CHF 246 million in third quarter 2005, reflecting project and product development expenses and seasonal billing. Net charges to other business units decreased to CHF 152 million in fourth quarter 2005 from CHF 165 million in third quarter 2005 because of higher IT charges from other business units. Depreciation increased in fourth quarter 2005 to CHF 22 million from CHF 15 million a quarter earlier, reflecting higher expenses for IT.

Personnel

The number of personnel in Business Banking Switzerland was 16,023 on 31 December 2005, an increase of 117 from 30 September 2005, mainly because of the first time inclusion of employees paid by the hour. Compared with the 15,508 employees on our payroll on 31 December 2004, this represents an increase of 515 or 3%.

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14 February 2006

Global Asset Management

Global Asset Management’s pre-tax profit was CHF 305 million in fourth quarter 2005, marginally lower than CHF 308 million in third quarter. It was another strong quarter as asset-based fees again rose, reflecting both net new money inflows and rising financial markets. These increases were offset by a rise in general and administrative expenses.

Business Group reporting

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Institutional fees	388	363	287	7	35	1,330	1,085

Wholesale Intermediary fees	310	308	239	1	30	1,157	937

Total operating income	698	671	526	4	33	2,487	2,022

Cash components	241	239	187	1	29	899	822

Share-based components [1]	25	22	19	14	32	89	71

Total personnel expenses	266	261	206	2	29	988	893

General and administrative expenses	89	73	91	22	(2)	304	299

Services to/from other business units	31	24	30	29	3	116	126

Depreciation of property and equipment	6	5	6	20	0	21	23

Amortization of goodwill	0	0	31		(100)	0	129

Amortization of other intangible assets	1	0	0			1	0

Total operating expenses	393	363	364	8	8	1,430	1,470

Business Group performance before tax	305	308	162	(1)	88	1,057	552

Business Group performance before tax and amortization of goodwill	305	308	193	(1)	58	1,057	681

KPIs

Cost/income ratio (%) [2]	56.3	54.1	69.2			57.5	72.7

Cost/income ratio before goodwill (%) [2]	56.3	54.1	63.3			57.5	66.3

Institutional

Invested assets (CHF billion)	441	425	344	4	28

of which: money market funds	16	17	17	(6)	(6)

Net new money (CHF billion) [3]	4.3	9.2	3.0			21.3	23.7

of which: money market funds	(0.9)	(1.5)	(0.5)			(3.0)	(1.2)

Gross margin on invested assets (bps) [4]	36	35	33	3	9	34	32

Business Group reporting (continued)

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Wholesale Intermediary

Invested assets (CHF billion)	324	312	257	4	26

of which: money market funds	62	62	64	0	(3)

Net new money (CHF billion) [3]	6.6	10.7	0.5			28.2	(4.5)

of which: money market funds	(1.1)	(1.6)	(3.3)			(9.7)	(20.6)

Gross margin on invested assets (bps) [4]	39	41	37	(5)	5	40	36

Capital return and BIS data

Return on adjusted regulatory capital (%) [5]						69.9	36.4

Return on adjusted regulatory capital before goodwill (%) [5]						69.9	44.8

BIS risk-weighted assets	1,570	1,573	1,702	0	(8)

Goodwill	1,438	1,418	1,189	1	21

Adjusted regulatory capital [6]	1,595	1,575	1,359	1	17

Additional information	As at			% change from
	31.12.05	30.9.05	31.12.04	30.9.05	31.12.04

Invested assets (CHF billion)	765	737	601	4	27

Personnel (full-time equivalents)	2,861	2,797	2,665	2	7

1 Additionally includes related social security contributions and expenses related to alternative investment awards.   2 Operating expenses / operating income.  3 Excludes interest and dividend income.  4 Operating income (annualized as applicable) / average invested assets. 5 Business Group performance before tax / adjusted regulatory capital year ended average.  6 10% of BIS risk-weighted assets plus goodwill.

Key performance indicators

The cost/income ratio rose to 56.3% in fourth quarter 2005, up 2.2 percentage points from third quarter 2005. This increase was mainly driven by higher general and administrative expenses, reflecting project and business expansion costs in the real estate and traditional investment platforms, higher IT costs, premises expenses in fund services, travel and entertainment and professional fees.

Institutional

Institutional invested assets were CHF 441 billion on 31 December 2005, up by CHF 16 billion from 30 September

2005. The increase was mainly a result of positive market performance as well as the inflow of net new money.

Net new money in the quarter was CHF 4.3 billion compared with CHF 9.2 billion in third quarter 2005. Excluding movements related to money market funds, net new money was CHF 5.2 billion. Major inflows were seen in traditional investments, mainly in equities and asset allocation mandates, real estate and multi-manager products of alternative and quantitative investments. The third quarter result included stronger inflows in fixed income and alternative investments. In full-year 2005, net new money was CHF 21.3 billion, down from CHF 23.7 billion a year earlier. Although traditional investments saw higher inflows year on year, the decline

Financial Businesses
14 February 2006

reflected lower inflows into alternative and quantitative investments compared to 2004.

The gross margin was 36 basis points in fourth quarter 2005, an increase of 1 basis point from the prior quarter, primarily due to higher performance fees.

Wholesale intermediary

Invested assets were CHF 324 billion on 31 December 2005, up by CHF 12 billion from 30 September 2005, mainly due to net new money inflows as well as rising markets.

Net new money was CHF 6.6 billion in fourth quarter 2005, down from CHF 10.7 billion in third quarter 2005.

Excluding flows related to money market funds, net new money was CHF 7.7 billion. Strong inflows were seen into asset allocation funds in all regions as well as into equities in Europe. Though slightly lower than third quarter, which included new bond fund launches, significant inflows were also recorded in fixed income in Europe. In full-year 2005, net new money was CHF 28.2 billion, up from an outflow of CHF 4.5 billion a year earlier, which included the last major out-flows related to UBS Bank USA.

The gross margin was 39 basis points in fourth quarter, a decrease of 2 basis points compared with third quarter. This was mainly a result of slightly lower performance fees, combined with the effects of strong market performance and net new money, which increased towards the end of the year, prompting asset levels to rise without a full impact on fourth quarter revenues.

Investment capabilities and performance

During the quarter, global equity markets, led by Japan, rose. In sector terms, energy was the worst performer, while materials continued to make strong gains. Transportation and diversified financials were also among the best-performing industries.

Annualized
Composite	1 year	3 years		5 years		10 years

Global Equity Composite vs. MSCI World Equity (Free) Index	–	–		+		+

Global Bond Composite vs. Citigroup World Government Bond Index	–	–		–		+

Global Securities Composite vs. Global Securities Markets Index	–	+		+		+

US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	+	+	[1]	+	[1]	N/A

(+) above benchmark; (–) under benchmark. All are after fees. A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

1 Performance data for 3 and 5 years is for UBS AG, NY Branch Large Cap Select Growth Composite, which is managed in a substantially similar manner to the US Large Cap Select Growth Equity Composite.

The actively managed global equity composite was ahead of its benchmark for the quarter, largely a result of positive stock selection in healthcare. An underweight position in energy further helped performance. This was partially offset by exposure to the lagging telecoms sector, with a portfolio underweight to the Japanese market also detracting from performance.
The growth equity capability continued to generate solid returns. Specifically, the US Large Cap Select Growth Equity composite has significantly outperformed its benchmark on a three-month, one-year and longer-term basis, largely as a result of positive stock selection in the energy and new media industries.
Global fixed income markets in mature economies continued to display relatively low levels of volatility with yields, particularly on longer dated maturity bonds, being little changed over the quarter – even though the period was marked by significant shifts in monetary policy, uncertain electoral outcomes and soaring gold prices. Probably the main factor behind the composure of bond market investors was the consistency of the underlying economic outlook, with few signs of any upsurge in core inflation. UK gilts were the strongest performers as sentiment was buoyed by the prospect of further cuts in official rates. Relative value improved in the credit sectors of fixed income markets as these underperformed government bonds during fourth quarter.
Although many of our global fixed income portfolios posted total returns in line with their performance benchmarks in fourth quarter, our Global Bond Composite was slightly below its benchmark for the quarter.
Global balanced strategies finished above benchmarks during the quarter. Asset allocation decisions underweighting developed country fixed income and high yield bonds added value, as did US equity security selection within that component. Currency was a modest detractor. Longer-term returns against benchmarks remain positive.
Increasing demand for both existing and newly launched institutional and wholesale real estate products, coupled with the successful rights issue for a Swiss-based real estate fund, led to a strong increase in assets in fourth quarter. This increase was also underpinned by solid performance in global real estate security funds.
Alternative and quantitative investments strategies posted strong gains in the fourth quarter, driven by more favorable market conditions in November and December. Returns across single manager hedge fund strategies were positive, with fundamental and quantitative long/short trading and core multi-strategy producing strong risk adjusted returns. On the multi-manager side, the core broad-based funds generated positive returns.

Results

Full-year 2005 pre-tax profit was CHF 1,057 million, up from CHF 681 million (before goodwill) a year earlier. This reflected net new money inflows, which featured a very strong increase in the wholesale intermediary business, combined with continued strong inflows from institutional clients. It was additionally helped by a sharp rise in asset-based fees, which benefited from improving financial markets.

Pre-tax profit in fourth quarter 2005 was CHF 305 million, a marginal decline of 1% compared with the all-time quarterly high of CHF 308 million reported in third quarter 2005. Although higher general and administrative expenses offset the increase in revenues, it was another strong quarter, as asset-based fees again rose, reflecting a strong net new money result of CHF 10.9 billion and improving financial markets. Alternative and quantitative investments also posted performance fees in fourth quarter 2005 that were close to the highs of third quarter 2005.

Operating income

Total operating income in fourth quarter 2005 was CHF 698 million, up 4% from CHF 671 million in the previous quarter. Institutional revenues totaled CHF 388 million in fourth quarter 2005, up from CHF 363 million in third quarter, a result of

Financial Businesses
14 February 2006

higher management fees in traditional investments and real estate, coupled with continued solid performance fees in alternative and quantitative investments. Wholesale intermediary revenues were CHF 310 million in fourth quarter 2005, up from CHF 308 million in third quarter, a result of higher asset-based fees in real estate and traditional investments.

Operating expenses

Total operating expenses increased to CHF 393 million in fourth quarter 2005, up from CHF 363 million a quarter earlier. Personnel expenses were CHF 266 million in fourth quarter 2005, up from CHF 261 million in third quarter 2005, mainly reflecting the increased number of employees. General and administrative expenses increased to CHF 89 million in fourth quarter 2005 from CHF 73 million in third quarter, reflecting project and business expansion costs in the real estate and traditional investment platforms, higher IT costs, premises expenses in fund services, travel and entertainment and professional fees. Net charges from other business units were CHF 31 million in fourth quarter, up by CHF 7 million from third quarter, mainly from Global Wealth Management & Business Banking operations and ITI.

Personnel

The number of employees was 2,861 on 31 December 2005, up 2% from 2,797 on 30 September 2005, mostly reflecting business expansion in fund services, traditional investments, alternative and quantitative investments and real estate. It also was partly due to an increase in staff functions, mainly legal and compliance, in all regions.

Investment Bank

In fourth quarter 2005, the Investment Bank posted a pre-tax profit of CHF 1,372 million, up 8% from the same period last year. Before goodwill, pre-tax profit was up 2%. Strong revenues in investment banking, equity derivatives and prime brokerage were offset by an increase in costs, primarily for personnel and IT.

Business Group reporting
	Quarter ended			% change from		Year ended
CHF million	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Equities	1,916	1,980	1,598	(3)	20	6,980	5,906

Fixed income, rates and currencies	1,817	2,108	1,812	(14)	0	7,962	8,269

Investment banking	850	592	593	44	43	2,506	1,915

Income	4,583	4,680	4,003	(2)	14	17,448	16,090

Adjusted expected credit loss [1]	7	11	5	(36)	40	36	(7)

Total operating income	4,590	4,691	4,008	(2)	15	17,484	16,083

Cash components	2,017	2,196	1,627	(8)	24	8,065	7,130

Share-based components [2]	297	313	251	(5)	18	1,194	1,022

Total personnel expenses	2,314	2,509	1,878	(8)	23	9,259	8,152

General and administrative expenses	671	582	664	15	1	2,215	2,538

Services to / from other business units	178	164	60	9	197	640	226

Depreciation of property and equipment	40	37	57	8	(30)	136	243

Amortization of goodwill	0	0	65		(100)	0	278

Amortization of other intangible assets	15	13	10	15	50	53	36

Total operating expenses	3,218	3,305	2,734	(3)	18	12,303	11,473

Business Group performance before tax	1,372	1,386	1,274	(1)	8	5,181	4,610

Business Group performance before tax and amortization of goodwill	1,372	1,386	1,339	(1)	2	5,181	4,888

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.

Financial Businesses
14 February 2006

Investment Bank (continued)
	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

KPIs

Compensation ratio (%) [1]	50	54	47			53	51

Cost / income ratio (%) [2]	70.2	70.6	68.3			70.5	71.3

Cost / income ratio before goodwill (%) [2]	70.2	70.6	66.7			70.5	69.6

Non-performing loans / gross loans (%)	0.2	0.2	0.4

Impaired loans / gross loans (%)	0.2	0.2	0.6

Average VaR (10-day 99%) [3]	315	343	358	(8)	(12)

Capital return and BIS data

Return on adjusted regulatory capital (%) [4]						28.6	30.5

Return on adjusted regulatory capital before goodwill (%) [4]						28.6	32.4

BIS risk-weighted assets	151,313	155,103	116,512	(2)	30

Goodwill	4,309	4,256	3,579	1	20

Adjusted regulatory capital [5]	19,440	19,766	15,230	(2)	28

Additional information	As at or for the quarter ended			% change from		Year ended
	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Deferral (included in adjusted expected credit loss)	41	41	30	0	37	155	85

Client assets (CHF billion)	164	168	147	(2)	12

Personnel (full-time equivalents)	18,174	17,954	16,970	1	7

1 Personnel expenses / income.  2 Operating expenses / income.  3 VaR for the Investment Bank includes the municipal securities business of Wealth Management US which was transferred to the Investment Bank on 1 July 2005.  4 Business Group performance before tax / adjusted regulatory capital year ended average.  5 10% of BIS risk-weighted assets plus goodwill.

Key performance indicators

The pre-goodwill cost/income ratio in fourth quarter 2005 was 70.2%, up from 66.7% in the same quarter a year earlier. Revenue growth, driven by strong performances in investment banking and equities, was offset by higher personnel expenses and rising general and administrative expenses, mainly for travel and IT.

The compensation ratio for fourth quarter 2005 was 50%, up three percentage points from the same period a year earlier, reflecting higher performance-related compensation and increased staff levels, the latter up 7% from a year earlier.
Share-based compensation was also higher, since awards made in 2005 for the 2004 financial year contained an increased proportion of stock. The final determination of annual performance-related payments prompted the compensation ratio to fall four percentage points from the 54% in third quarter 2005.
The full-year compensation ratio, at 53%, rose two percentage points between 2005 and 2004. Client-facing business areas, which are more service intensive but use less capital, saw faster growth this year.
Market risk for the Investment Bank, as measured by the average 10-day 99% Value at Risk (VaR), fell to CHF 315 million in fourth quarter, from CHF 343 million in third quar-

ter, while quarter-end VaR was higher at CHF 355 million compared to CHF 309 million at the end of third quarter.

At the end of fourth quarter, the Investment Bank’s outstanding loans stood at CHF 87 billion, down by CHF 9 billion from 30 September. This was mainly due to lower exposure to interbank operations. Both the non-performing loans to gross loans and the impaired loans to gross loans ratios were at 0.2%, unchanged from their levels in third quarter.
The return on adjusted regulatory capital (before goodwill) was 28.6% for full-year 2005, down from 32.4% a year earlier. The return was affected by the increase in risk-weighted assets, driven by additional undrawn committed facilities and higher exposures to corporate counterparties. This was partially offset by higher pre-tax profit.

Initiatives and achievements

UBS to acquire full ownership of UBS Bunting Limited

On 19 January, UBS announced an offer to acquire the remaining ownership interests in its Canadian institutional securities subsidiary, UBS Bunting Limited.
The purchase price will consist of a combination of cash and UBS stock for approximately CHF 157 million plus up to an additional CHF 32 million depending on the performance of the acquired business post-closing in 2006 and 2007.
The transaction is expected to close during the first quarter of 2006, subject to shareholder and regulatory approvals. UBS currently owns a 50% stake in UBS Bunting Limited, and the balance is held by employees of UBS Bunting Limited’s operating subsidiary, UBS Securities Canada Inc.

Corporate clients

According to data from Dealogic, we ranked eighth in terms of our share of the global fee pool at the end of fourth quarter 2005 with a full-year market share of 5.0%. In third quarter 2005, our market share was 4.9%, although we ranked seventh. A year earlier, we were ranked sixth with a market share of 5.1%. From that time, the global fee pool has grown by 14%. In fourth quarter, we received Global Finance magazine’s award for Best M&A Deal for our work on Procter & Gamble’s acquisition of Gillette. We were also named Best Investment Bank in both the consumer sector and Switzerland. In Bloomberg’s rankings of UK corporate brokers, UBS was placed second, with 32 corporate broking clients in the FTSE 100.

Global Fee Pool Market Share

	Year ended
	31.12.05	31.12.04	31.12.03

in %	5.0	5.1	4.9

Rank	8	6	6

Source: Dealogic

Financial Businesses
14 February 2006

Institutional clients

We maintained our first place in the global ranking for secondary equity cash commissions for the fourteenth consecutive quarter, according to data from a leading industry survey.
Our equities and fixed income businesses received a number of prestigious awards in fourth quarter. In addition to the awards above, Global Finance magazine presented us with seven further awards including Best Bank for Risk Management and Best Online FX Trading System. We were ranked first in Asiamoney’s 2005 broker poll, which is based on the combined votes of the long-only funds and hedge funds. For the third year running, we were the top-rated bank in FX, according to FX Week’s annual client survey of the market.
In fourth quarter, we also made two strategic steps in our equities business. In November 2005, we announced the acquisition of Prediction Company LLC, which specializes in the development of advanced financial engineering and trading software. The move reflects the emphasis we put on technology in continuing to develop our equities business. In the fourth quarter, we also launched a new technology platform for our prime brokerage clients. This will allow us to provide clients with a single place to retrieve their prime brokerage synthetic and cash information, giving UBS a highly competitive product in this field.

Significant deals

Mergers and acquisitions

Mergers and acquisitions activity continued to recover strongly, with 2005 yielding the highest M&A volumes since 2000. Over 2005, we advised on 343 transactions with a deal volume of USD 496 billion – including the two largest deals announced during the year, namely Gillette’s sale to Procter & Gamble and Gas Natural’s unsolicited public offer for Endesa. We also participated in many of the most significant deals of fourth quarter 2005 including:

–	sole financial advisor to Vodafone Group on its USD 4.6 billion acquisition of the assets of Telsim, the number two mobile operator in Turkey, from the Turkish Savings Deposit and Insurance Fund
–	lead financial advisor and joint lead arranger on the financing of Hilton Hotel Corporation’s acquisition of Hilton Group lodging assets for GBP 3.3 billion
–	joint financial advisor to integrated concession-construction group VINCI on its EUR 17.2 billion acquisition of motorway company Autoroutes du Sud de la France (ASF).

Equity underwriting

In fourth quarter 2005, we saw record primary equity market activity, with volumes exceeding every previous fourth quarter in five years, according to Dealogic. We also had a record year for equity capital market revenues, with marked growth in European and Asian markets. The outlook for 2006 remains positive, with global emerging markets expected to continue to experience significant volume growth in the equity capital markets business. Key transactions in the quarter included:
–	joint bookrunner on the USD 724 million equity follow-on offering for Chesapeake Energy. In addition, UBS acted as joint bookrunner on its USD 690 million contingent convertible notes offering and USD 575 million cumulative convertible preferred stock offering
–	joint bookrunner and lead restructuring advisor on the USD 2.8 billion IPO of The Link Real Estate Investment Trust, the owner of the largest retail and car-park portfolio in Hong Kong
–	joint bookrunner on the USD 1.3 billion IPO of Vakifbank, one of the leading banks in Turkey.

Fixed income underwriting

Conditions in the primary bond markets improved throughout fourth quarter 2005. Global market issuance increased by 20% over the same period in 2004 and was up 9% on last quarter. UBS outperformed the market by increasing issuance 52% from the same period last year. In total, 102 deals were lead managed in fourth quarter. Key highlights included:
–	joint bookrunner on a EUR 1.3 billion subordinated hybrid issue for Henkel, the German consumer products and chemicals company
–	joint bookrunner on a GBP 750 million unlisted bond for US bank Wells Fargo, its debut sterling-denominated transaction
–	joint bookrunner on a USD 2.25 billion multi-tranche bond for leading media company Comcast, consisting of 5-,10- and 30-year tranches.

Results

Last year was our most profitable since 2000. Pre-tax profit in 2005 was CHF 5,181 million, up 12% from 2004. Before goodwill, pre-tax profit was up 6%. The result was driven by strong revenues in investment banking (up 31%) and in equities (up 18%), reflecting our successful expansion in significant growth areas such as M&A, in particular in Asia Pacific, equity derivatives and prime brokerage. Results in the fixed income, rates and currencies business were slightly lower than last year’s all-time high. Lower revenues in structured credit – mainly driven by lower volumes and following the turmoil in the automotive sector in second quarter 2005 – were offset by an increase in the rates business. At the same time, costs increased as our businesses continued to expand.

In fourth quarter 2005, the Investment Bank posted a solid result, with pre-tax profit of CHF 1,372 million, up 8% from the same period last year. Before goodwill, pre-tax profit was up 2%. The investment banking business posted its best fourth quarter result ever in what is traditionally a strong quarter for this business. Personnel expenses increased, as well as costs for IT and travel. The fourth quarter 2005 results were further helped by the 13% strengthening of the average US dollar/Swiss franc rate compared to fourth quarter 2004. More than half of the revenues and approximately a third of the costs in the Investment Bank are denominated in US dollars.

Operating income

Total operating income in fourth quarter 2005 was CHF 4,590 million, up 15% from the same quarter a year ago.
The equities business reported revenues of CHF 1,916 million in fourth quarter 2005, up 20% from the same period in 2004. Revenues rose primarily in our areas of focus – the derivatives and prime brokerage areas. Revenues from the structured product business in Asia also rose strongly, and exchange-traded derivatives reported solid increases. Benefiting from higher market share and new clients, prime brokerage revenues saw a solid rise from the same period last year. Cash revenues decreased slightly and proprietary trading was down from 2004, reflecting losses in the challenging market conditions at the beginning of fourth quarter 2005, which were only partially offset by strong revenues when the market rebounded as the quarter closed. Compared to the robust performance in third quarter 2005, equities revenues were down 3%.
Fixed income, rates and currencies revenues were CHF 1,817 million in fourth quarter 2005, essentially flat on the same period a year earlier. Revenues in the rates business were up against the prior year as a result of rising revenues in energy trading and derivatives. Credit fixed income experienced a drop in revenues compared with the prior year, with declines seen in certain credit trading businesses. These declines were partially offset by stronger primary debt markets and leveraged finance revenues. Credit default swaps hedging loan exposures recorded gains of CHF 62 million, compared to losses of CHF 52 million a year earlier. In municipal securities, revenues fell compared to the prior year, primarily due to a drop in derivatives distribution revenues, which was partly offset by higher cash origination revenues. Principal finance experienced a decline in revenues, whereas commercial real estate saw a strong rise, driven mainly by securitizations. While the foreign exchange and cash and collateral business benefited from increased client volumes in most segments and improved conditions in foreign exchange spot markets, overall revenues were lower than a year earlier. Metals and commodities saw increased volumes and revenues as a result of rising client activity and our entry into the base metals product segment. Compared to third quarter 2005, fixed income, rates and currencies revenues were down 14%, mainly reflecting deteriorating market conditions in rates and credit fixed income.
Investment banking revenues, at CHF 850 million in fourth quarter 2005, rose 43% from fourth quarter 2004. This strong performance emphasizes the continued momentum of our franchise, with revenue growth seen in both Europe and Asia Pacific. Revenues from the advisory business were up on the prior year as clients took advantage of strategic opportunities. Similarly, both our debt and equity capital markets businesses saw significant increases on the prior year, driven by a strong market environment. Syndicated finance revenues were also up strongly, demonstrating our strengthened commitment to this part of the business. Compared to third quarter 2005, investment banking revenues were up 44%.

UBS leads the pack in NYSE and Nasdaq trading

In 2005 UBS established itself as the market leader in share volume across the major US exchanges, the NYSE and Nasdaq.
According to NYSE statistics, UBS was the leading share trader on the exchange for every quarter of last year. Other well-known volume indicators, including Nasdaq Trader and Autex, list UBS as the number-one share market maker in Nasdaq stocks. Additionally, Autex lists UBS as the leading trader in American Depository Receipts for 2005.
UBS has long been a major force in US institutional trading, but the acquisition of Schwab Capital Markets in October 2004 boosted its volumes via retail order flow from top US broker-dealers. With high volumes from diverse sources creating a vast natural liquidity pool, there are greater opportunities for ‘crossing’, which matches together natural buyers and sellers of a stock. Crossing reduces transaction costs and lowers the chances of a trade adversely affecting a stock’s price.

Financial Businesses
14 February 2006

Operating expenses

Total operating expenses in fourth quarter 2005 were CHF 3,218 million, up 18% on the same period last year. Excluding the amortization of goodwill, expenses rose 21%.
Personnel expenses were CHF 2,314 million, up 23% from a year earlier, reflecting higher accruals for cash bonuses, which rose in line with revenues as well as increases in salaries and staff levels. Share-based compensation rose 18% from the prior year due to an increase in share-based awards and the higher UBS share price in 2005 compared to 2004.
General and administrative expenses increased slightly to CHF 671 million in fourth quarter 2005. The transfer of IT infrastructure functions into UBS’s central ITI unit was offset by higher costs for IT outsourcing. Litigation provisions decreased, but costs for travel and entertainment rose from fourth quarter last year.
Depreciation expense was CHF 40 million, down 30% on fourth quarter 2004 because of the transfer of further IT infrastructure.

Personnel

The number of employees was 18,174 on 31 December 2005, up 220 or 1% from the end of third quarter 2005 and 1,204 or 7% higher than the same period a year earlier. Quarter-on-quarter, increases were seen in fixed income, rates and currencies business as well as in human resources, operations, and general counsel functions, mainly due to the need for ever more stringent controls related to the tighter regulatory environment. The financial control and risk control functions also saw higher staff levels.

Corporate Center

With the sale of Private Banks & GAM, Corporate Center recorded a pre-tax gain of CHF 3,911 million in fourth quarter 2005. The continuing operations of Corporate Center reported a pre-tax loss of CHF 242 million in fourth quarter 2005, compared to a loss of CHF 151 million in third quarter 2005. Pre-goodwill and before tax, the loss from continuing operations in fourth quarter a year earlier was CHF 417 million.

Business Group reporting
	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Income	111	114	(120)	(3)		455	112

Credit loss (expense) / recovery [1]	88	1	48		83	232	286

Total operating income	199	115	(72)	73		687	398

Cash components	350	228	223	54	57	1,059	728

Share-based components [2]	27	24	18	13	50	108	68

Total personnel expenses	377	252	241	50	56	1,167	796

General and administrative expenses	315	233	250	35	26	1,084	1,077

Services to / from other business units	(457)	(426)	(353)	(7)	(29)	(1,730)	(1,509)

Depreciation of property and equipment	204	200	204	2	0	857	794

Amortization of goodwill	0	0	1		(100)	0	1

Amortization of other intangible assets	2	7	3	(71)	(33)	17	17

Total operating expenses	441	266	346	66	27	1,395	1,176

Business Group performance from continuing operations before tax	(242)	(151)	(418)	(60)	42	(708)	(778)

Business Group performance from discontinued operations before tax	4,153	145	103 [3]			4,564	396 [3]

Business Group performance before tax	3,911	(6)	(315)			3,856	(382)

Business Group performance before tax and amortization of goodwill from continuing operations	(242)	(151)	(417)	(60)	42	(708)	(777)

Additional Information	As at			% change from
	31.12.05	30.9.05	31.12.04	30.9.05	31.12.04

BIS risk-weighted assets (CHF million)	8,143	10,947	9,841	(26)	(17)

Personnel (full-time equivalents)	3,922	5,529	5,202	(29)	(25)

Personnel excluding IT Infrastructure (ITI) (full-time equivalents)	1,370	3,001	2,848	(54)	(52)

Personnel for ITI (full-time equivalents)	2,552	2,528	2,354	1	8

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense is reported for all business groups. The difference between the adjusted expected credit loss and credit loss expense recorded at Group level is reported in Corporate Center (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Includes goodwill amortization of CHF 14 million and CHF 68 million for the quarter ended 31 December 2004 and for the year ended 31 December 2004 respectively.

Financial Businesses
14 February 2006

Results

Corporate Center’s result from continuing operations – formerly reported as the separate Business Unit Corporate Functions – was a loss of CHF 708 million in full-year 2005, compared to a loss of CHF 777 million (pre-goodwill) a year earlier. The improvement was driven by a CHF 343 million increase in income. This was partly offset by lower credit loss recoveries and a rise in performance-related personnel costs.

Pre-goodwill, Corporate Center saw a pre-tax loss from continuing operations of CHF 242 million in fourth quarter 2005, compared to a loss of CHF 417 million in the same quarter a year earlier.

Private Banks & GAM (discontinued operations)

The sale of Private Banks & GAM to Julius Baer was successfully completed on 2 December 2005. The disposal gain and the operating result realized during the quarter before the deal closed are reported as discontinued operations, resulting in a pre-tax gain of CHF 4,153 million in fourth quarter 2005. This includes the disposal gain of CHF 4,094 million before tax (CHF 3,705 million after tax) and CHF 59 million in operating pre-tax profit.
Private Banks & GAM recorded net new money outflows of CHF 0.1 billion in the period between 1 October 2005 and 2 December, the date the sale closed.

Operating income

Total operating income was CHF 199 million in fourth quarter 2005, up CHF 271 million from a loss of CHF 72 million a year ago, reflecting higher income and higher credit loss recoveries.
The credit loss expense or recovery booked in Corporate Center represents the difference between the adjusted expected credit losses charged to the business units and the actual credit loss recognized in the UBS Financial Statements. In fourth quarter 2005, UBS recorded a credit loss recovery of CHF 132 million, compared to a recovery of CHF 57 million in fourth quarter 2004. In both quarters, credit loss expense was lower than the adjusted expected credit loss charged to the business units, resulting in a credit loss recovery in Corporate Center of CHF 88 million in fourth quarter 2005 and CHF 48 million in the same period a year earlier.
Total operating income was positively affected by the further diversification of capital into US dollars and by lower writedowns in Corporate Real Estate. Income also increased due to a timing effect related to cash flow hedge ineffectiveness (for more details please refer to page 12 of this report). This result was partly offset by the transaction costs paid to the Investment Bank in relation to the sale of Private Banks & GAM and negative currency impacts.

Operating expenses

Total operating expenses were CHF 441 million in fourth quarter 2005, up by CHF 95 million from CHF 346 million in the same quarter in 2004. Personnel expenses were CHF 377 million, up 56% from CHF 241 million in fourth quarter 2004. This was driven by higher costs reflecting the further integration of UBS’s IT infrastructure into ITI. The rise in costs also reflected additional hiring and accruals for performance-related compensation in our other corporate functions. General and administrative expenses increased by 26% to CHF 315 million in fourth quarter 2005 compared to fourth quarter 2004, reflecting higher branding and corporate real estate costs and increased payments of membership fees. This was partly offset by a release of accumulated tax accruals. Other businesses were charged CHF 457 million for services provided by Corporate Center in fourth quarter 2005, compared to CHF 353 million in the same period a year ago, reflecting the further integration of UBS’s IT infrastructure into ITI.

IT infrastructure

In 2005 the information technology infrastructure cost per full-time employee of CHF 26,731 decreased by CHF 1,600 from CHF 28,331 in 2004, showing the positive effects of managing our information technology infrastructure centrally.

The ratio slightly increased to CHF 6,968 this quarter from CHF 6,851 in fourth quarter 2004 due to higher depreciation and hardware and software expenses in support of continued business growth.

Personnel

Because of the sale of Private Banks & GAM, the number of employees in Corporate Center fell to 3,922 on 31 December 2005, down 29% from 30 September. When Private Banks & GAM staff are excluded, the number of Corporate Center employees was up, rising to 3,922 at the end of December from 3,844 three months earlier. This includes 2,552 employees in ITI, where hiring raised personnel numbers by 24. In other corporate functions, staff levels rose to 1,370 from 1,316.

Industrial Holdings

Industrial Holdings
14 February 2006

Industrial Holdings

Income statement [1]
	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Continuing operations

Revenues from industrial holdings	3,134	2,613	2,522	20	24	10,515	6,086

Other income	139	104	124	34	12	564	354

Total operating income	3,273	2,717	2,646	20	24	11,079	6,440

Personnel expenses	301	266	276	13	9	1,146	906

General and administrative expenses	146	155	180	(6)	(19)	599	773

Services to / from other business units	3	4	4	(25)	(25)	14	20

Depreciation of property and equipment	75	57	81	32	(7)	253	215

Amortization of goodwill	0	0	1		(100)	0	7

Amortization of other intangible assets	61	51	122	20	(50)	207	169

Goods and materials purchased	2,546	1,986	1,786	28	43	8,003	3,885

Total operating expenses	3,132	2,519	2,450	24	28	10,222	5,975

Operating profit from continuing operations before tax	141	198	196	(29)	(28)	857	465

Tax expense	63	72	32	(13)	97	253	120

Net profit from continuing operations	78	126	164	(38)	(52)	604	345

Discontinued operations

Operating profit from discontinued operations before tax	120	51	103	135	17	124	140	[2]

Tax expense	1	3	15	(67)	(93)	9	32

Net profit from discontinued operations	119	48	88	148	35	115	108

Net profit	197	174	252	13	(22)	719	453

Net profit attributable to minority interests	47	46	63	2	(25)	207	93

from continuing operations	46	45	66	2	(30)	202	93

from discontinued operations	1	1	(3)	0		5	0

Net profit attributable to UBS shareholders	150	128	189	17	(21)	512	360

from continuing operations	32	81	98	(60)	(67)	402	252

from discontinued operations	118	47	91	151	30	110	108

Private Equity [3]
	As at			% change from
CHF billion	31.12.05	30.9.05	31.12.04	30.9.05	31.12.04

Investment [4]	0.7	1.0	1.2	(30)	(42)

Portfolio fair value	1.0	1.3	1.7	(23)	(41)

Additional information	As at or for the quarter ended			% change from		Year ended
	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Cost / income ratio (%) [5]	95.7	92.7	92.6			92.3	92.8

BIS risk-weighted assets	2,035	2,541	2,773	(20)	(27)

Personnel (full-time equivalents)	21,636	24,397	29,453	(11)	(27)

1 Please refer to note 1 Non-current assets held for sale and discontinued operations for further explanation.  2 Includes goodwill amortization of CHF 1 million for the year ended 31 December 2004. 3 Only comprises financial investments available-for-sale.  4 Historical cost of investments made, less divestments and impairments.  5 Operating expenses / operating income.

Major participations

Our private equity investments moved to our Industrial Holdings segment in first quarter 2005, matching our strategy of de-emphasizing and reducing exposure to this asset class while capitalizing on orderly exit opportunities as they arise.

The segment also includes UBS’s majority stake in Motor-Columbus, a financial holding company whose most significant asset is an interest in the Atel Group (Aare-Tessin Ltd. for Electricity). In late September 2005, UBS announced that it would sell its 55.6% stake in Motor-Columbus to a consortium of Atel’s Swiss minority shareholders, EOS Holding and Atel, as well as to French utility Electricité de France (EDF), after corresponding agreements to that effect were signed.
The sale price was set at CHF 1.3 billion, which will result in an estimated pre-tax gain for UBS of around CHF 350 million on completion. The transaction is expected to be completed once we receive approval by various national and international authorities.

Results

In fourth quarter 2005, industrial holdings reported a net profit of CHF 197 million, of which CHF 150 million was attributable to UBS shareholders.

In fourth quarter 2005 we completed the sale of two fully consolidated investments. The operating profit or loss and gains on disposal are presented as discontinued operations for industrial holdings. Previous income statements have also been restated to reflect these divestments.
In fourth quarter, unconsolidated private equity investments, including those accounted for under the equity method, recorded total divestment gains of CHF 147 million. The level of financial investments available-for-sale fell to CHF 0.7 billion on 31 December 2005 from CHF 1.0 billion on 30 September 2005 due to a number of exits which were partially offset by the funding of existing commitments. The fair value of this part of the portfolio decreased to CHF 1.0 billion in fourth quarter from CHF 1.3 billion in third quarter. Unfunded commitments on 31 December 2005 were CHF 367 million, down from CHF 539 million at the end of September, primarily due to the exit from one investment.

Capital Management

Capital Management
14 February 2006

Capital management

We are committed to being one of the best-capitalized financial services firms in the world with sound capital ratios and strong debt ratings. Our strong balance sheet allows us to invest in the growth of our businesses by growing organically or with bolt-on acquisitions. But absent any such opportunities, we will continue to return excess capital to our shareholders through dividends, par value reductions or share buybacks, while maintaining our BIS Tier 1 ratio at a high level.

The most important factor behind the significant increase of the Tier 1 ratio in fourth quarter was the sale of Private Banks & GAM. UBS’s risk-weighted assets fell because of the sale, while the disposal gain resulted in an increase in capital.
Risk-weighted assets stood at CHF 310.4 billion on 31 December 2005, down from CHF 316.6 billion on 30 September 2005. Most of this is the net effect of the sale of Private Banks & GAM, although it also reflects additional counterparty netting in our derivatives business, and lower contingent liabilities due to the syndication of major client commitments. This was slightly offset by higher capital requirements for mortgages to private clients in Switzerland and higher commitments to the Investment Bank’s corporate clients.

BIS Tier 1 capital increased to CHF 39.9 billion on 31 December 2005 from CHF 35.7 billion on 30 September 2005, reflecting the extraordinary disposal gain, a strong operational profit in fourth quarter combined with positive currency translation effects. As a result, our BIS Tier 1 ratio increased by 1.6 percentage points to 12.9% at the end of 2005.

Buyback program

In fourth quarter 2005, we repurchased 6,815,000 shares at an average price of CHF 116.00, at a total cost of CHF 791 million. In full-year 2005, we bought a total of 33,885,000 shares under our current program for an average price of CHF 106.16, representing a total cost of CHF 3,597 million. The program runs until 7 March 2006 and allows us to repurchase shares with a value of up to CHF 5 billion. As in past years, we will seek approval for the cancellation of shares bought back under the program by the Annual General Meeting in April 2006.

BIS capital and ratios
	As at			% change from
CHF million, except where indicated	31.12.05	30.9.05	31.12.04	30.9.05	31.12.04

Risk-weighted assets	310,409	316,586	264,832	(2)	17

BIS Tier 1 capital	39,943	35,702	31,629	12	26

of which hybrid Tier 1 capital [1]	4,975	4,921	2,963	1	68

BIS total capital	43,917	39,491	36,444	11	21

Tier 1 (%)	12.9	11.3	11.9

of which hybrid Tier 1 capital (%) [1]	1.6	1.6	1.1

Total BIS (%)	14.1	12.5	13.8

1 Trust preferred securities.

UBS shares and market capitalization
	As at			% change from
Number of shares, except where indicated	31.12.05	30.9.05	31.12.04	30.9.05	31.12.04

Total ordinary shares issued	1,088,632,522	1,088,270,046	1,126,858,177	0	(3)

Second trading line treasury shares

2004 program	0	0	(39,935,094)

2005 program	(33,885,000)	(27,070,000)	0

Shares outstanding for market capitalization	1,054,747,522	1,061,200,046	1,086,923,083	(1)	(3)

Share price (CHF)	125.10	110.00	95.35	14	31

Market capitalization (CHF million)	131,949	116,732	103,638	13	27

Total treasury shares	104,259,874	93,073,932	124,663,310	12	(16)

We will launch our eighth consecutive share buyback program with a maximum buyback limit of CHF 5 billion on 8 March 2006. It will run until 7 March 2007.

Treasury shares

IFRS requires a company that holds its own shares for trading or non-trading purposes to record those shares as treasury shares and deduct them from equity attributable to UBS shareholders.
Our holding of own shares including treasury shares held in employee benefit trusts assigned to employees rose to 104,259,874 or 9.6% of shares issued on 31 December from 93,073,932 or 8.6% of shares issued on 30 September 2005.
The increase in share holdings reflects an increase in shares purchased for cancellation and for employee share and option plans, partially offset by a lower number of shares held for market-making activities at the Investment Bank.
Of the treasury shares currently held, 33,885,000 were bought for cancellation with the other 70,374,874 mainly covering employee share and option programs, and, to a limited extent, market-making activities at the Investment Bank. The Investment Bank acts as a market maker in UBS shares, as well as in derivatives related to those shares, and may hold UBS shares as a hedge for derivatives issued to retail and institutional investors. Changes in the trading approach can lead to fluctuations in the size of our direct holding of UBS shares.

Financial Statements

Financial Statements
14 February 2006

Financial Statements

Income Statement (unaudited)
		Quarter ended			% change from		Year ended
CHF million, except per share data	Note	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Continuing operations

Interest income	3	15,686	15,528	10,266	1	53	59,286	39,228

Interest expense	3	(13,476)	(13,081)	(7,094)	3	90	(49,758)	(27,484)

Net interest income	3	2,210	2,447	3,172	(10)	(30)	9,528	11,744

Credit loss (expense) / recovery		132	37	57	257	132	375	241

Net interest income after credit loss expense		2,342	2,484	3,229	(6)	(27)	9,903	11,985

Net fee and commission income	4	5,947	5,462	4,796	9	24	21,436	18,506

Net trading income	3	2,251	2,260	750	0	200	7,996	4,902

Other income	5	192	301	143	(36)	34	1,125	932

Revenues from industrial holdings		3,134	2,613	2,522	20	24	10,515	6,086

Total operating income		13,866	13,120	11,440	6	21	50,975	42,411

Personnel expenses	6	5,415	5,471	4,523	(1)	20	21,049	18,612

General and administrative expenses	7	2,105	1,764	1,835	19	15	7,047	7,160

Depreciation of property and equipment		389	360	403	8	(3)	1,493	1,477

Amortization of goodwill		0	0	154		(100)	0	653

Amortization of other intangible assets		94	84	162	12	(42)	334	337

Goods and materials purchased		2,546	1,986	1,786	28	43	8,003	3,885

Total operating expenses		10,549	9,665	8,863	9	19	37,926	32,124

Operating profit from continuing operations before tax		3,317	3,455	2,577	(4)	29	13,049	10,287

Tax expense		527	702	533	(25)	(1)	2,549	2,224

Net profit from continuing operations		2,790	2,753	2,044	1	36	10,500	8,063

Discontinued operations

Operating profit from discontinued operations before tax		4,273	196	206			4,688	536

Tax expense		414	34	40		935	498	129

Net profit from discontinued operations		3,859	162	166			4,190	407

Net profit		6,649	2,915	2,210	128	201	14,690	8,470

Net profit attributable to minority interests		162	145	132	12	23	661	454

from continuing operations		161	144	135	12	19	656	454

from discontinued operations		1	1	(3)	0		5	0

Net profit attributable to UBS shareholders		6,487	2,770	2,078	134	212	14,029	8,016

from continuing operations		2,629	2,609	1,909	1	38	9,844	7,609

from discontinued operations		3,858	161	169			4,185	407

Earnings per share

Basic earnings per share (CHF)	8	6.56	2.75	2.07	139	217	13.93	7.78

from continuing operations		2.66	2.59	1.90	3	40	9.78	7.39

from discontinued operations		3.90	0.16	0.17			4.15	0.39

Diluted earnings per share (CHF)	8	6.28	2.64	1.97	138	219	13.36	7.40

from continuing operations		2.55	2.49	1.81	2	41	9.39	7.04

from discontinued operations		3.73	0.15	0.16			3.97	0.36

Notes to the Financial Statements (unaudited)

Note 1 Basis of Accounting

UBS AG’s (“UBS”) consolidated financial statements (“Financial Statements”) are prepared in accordance with International Financial Reporting Standards (IFRS) and stated in Swiss francs (CHF). In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements on 31 December 2004 and for the year then ended except for the changes set out below. The interim Financial Statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the results of operations for the interim periods have been made. These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2004.
UBS sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and to accomplish certain narrow and well-defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of UBS or any of its subsidiaries. Such companies are consolidated in the Financial Statements when the relationship between UBS and the company indicates that it is controlled by UBS.

Changes in accounting policies

Private equity investments

On 1 January 2005, UBS adopted revised IAS 27 Consolidated and Separate Financial Statements, and revised IAS 28 Investments in Associates.
IAS 27 has been amended to eliminate the exemption from consolidating a subsidiary where control can be exercised temporarily. Private equity investments where UBS owns a controlling interest are now consolidated whereas they were previously classified and accounted for as “Financial investments available-for-sale”. The adoption was made retrospectively from 1 January 2003 and comparative prior periods presented were restated. The effect of consolidating these investments is as follows: on 1 January 2003, opening equity including minority interests was reduced by CHF 723 million, representing the difference between the carrying value as “Financial investments available-for-sale” and the book value on a consolidated basis. Consolidation led to recognition of total assets in the amount of CHF 1.7 billion and CHF 2.9 billion on 31 December 2004 and 2003, respectively. Significant balance sheet line items affected include property and equipment, intangible assets, goodwill and other assets. These investments generated additional operating income of CHF 2.5 billion and CHF 2.7 billion in 2004 and 2003, respectively and additional net profit attributable to UBS shareholders of CHF 142 million and CHF 74 million in 2004 and 2003, respectively. In the comparative fourth quarter 2004, additional operating income was CHF 0.6 billion and additional net profit attributable to UBS shareholders was CHF 87 million.
IAS 28 has likewise been amended to eliminate the exemption from equity method accounting for investments that are held exclusively for disposal. Private equity investments where UBS has a significant influence are now accounted for using the equity method whereas they were previously classified and accounted for as “Financial investments available-for-sale”. The adoption was made retrospectively from 1 January 2003 and comparative prior periods were restated. Application of the equity method of accounting for these investments had the following effects: on 1 January 2003, opening equity was reduced by CHF 266 million, representing the difference between the carrying value as “Financial investments available-for-sale” and the book value according to the equity method basis. The carrying value of these equity method investments was CHF 248 million and CHF 393 million on 31 December 2004 and 2003, respectively, which includes equity in losses of CHF 55 million and gains of CHF 10 million recognized in the income statement in 2004 and 2003, respectively. Gains on sale recognized in 2004 and 2003 were CHF 1 million and zero, respectively. When accounted for as “Financial investments available-for-sale”, gains on sale recognized were CHF 70 million in 2004 and CHF 34 million in 2003. In the comparative fourth quarter 2004, equity in losses was CHF 1 million. There was no sale of an investment where UBS has significant influence in fourth quarter 2004.
These entities, along with all other investments made by the Private Equity business unit, were reclassified from the Investment Bank segment to the Industrial Holdings segment effective 1 January 2005. In addition, six of the newly consolidated investments held at 1 January 2003 were sold in fourth quarter 2004 or later and nine investments held for sale are presented as discontinued operations in the restated comparative prior periods in accordance with IFRS 5, which is discussed on the next page. Two investments were sold in fourth quarter 2004. The restated net profit from all entities presented as discontinued operations in the comparative fourth quarter 2004 was CHF 88 million.

Financial Statements
14 February 2006

Share-based compensation

In February 2004, the IASB issued IFRS2 Share-based Payment, which requires share-based payments made to employees and non-employees to be recognized in the financial statements based on the fair value of these awards measured at the date of grant. UBS adopted the new standard on 1 January 2005 and fully restated the two comparative prior years. In accordance with IFRS 2, UBS applied the new requirements of the standard to all prior period awards that impact income statements commencing 1 January 2003. This includes all unvested equity settled awards and all outstanding cash settled awards on 1 January 2003. The effects of restatement were as follows: the opening balance of retained earnings on 1 January 2003 was credited by CHF 559 million. Additional compensation expense of zero and CHF 558 million was recognized in 2004 and 2003, respectively. For the comparative fourth quarter 2004, additional compensation expense of CHF 48 million was recognized. The change in compensation expense is attributable to the first-time recognition of compensation expense for the fair value of share options, as well as the recognition of expense for share awards over the vesting period. Previously, share awards were recognized as compensation expense in the performance year which is generally the year prior to grant. The reason for the zero impact in 2004 was that a significantly higher amount of bonus payments were made in the form of restricted stock rather than cash in 2004 compared to 2003. The reversal of compensation expense attributable to these share payments offsets the effect from recognizing options at fair value and share awards made prior to 2004 over the vesting period.
UBS introduced a new valuation model to determine the fair value of share options granted in 2005 and later. Share options granted in 2004 and earlier are not affected by this change in valuation model. As part of the implementation of IFRS 2, UBS thoroughly reviewed the option valuation model employed in the past by comparing it to alternative models. As a result of this review, a valuation model was identified that better reflects the exercise behavior of employees and the specific terms and conditions under which the share options are granted. Concurrent with the introduction of the new model, UBS is using implied and historic volatility as inputs into the new model.
UBS also has employee benefit trusts that are used in connection with share-based payment arrangements and deferred compensation schemes. In connection with the issuance of IFRS 2, the IFRIC amended SIC 12 Consolidation – Special Purpose Entities, an interpretation of IAS 27, to eliminate the scope exclusion for equity compensation plans. Therefore, pursuant to the criteria set out in SIC 12, an entity that controls an employee benefit trust (or similar entity) set up for the purpose of a share-based payment arrangement is required to consolidate that trust. Consolidating these trusts had the following effects: on 1 January 2003, no adjustment to opening retained earnings was made as assets and liabili-
ties of the trust were equal. Consolidation led to recognition of total assets in the amount of CHF 1.1 billion and CHF 1.3 billion and liabilities of CHF 1.1 billion and CHF 1.3 billion on 31 December 2004 and 2003, respectively. The amount of treasury shares increased by CHF 2,029 million and CHF 1,474 million on 31 December 2004 and 2003, respectively. The weighted average number of treasury shares held by these trusts was 22,995,954 in 2004 and 30,792,147 in 2003, thus decreasing the denominator used to calculate basic earnings per share. The reduction in weighted average shares outstanding increased basic earnings per share, but had no impact on diluted earnings per share, as the additional treasury shares were fully added back for calculating diluted earnings per share.

Goodwill and intangible assets

On 31 March 2004, the IASB issued IFRS 3 Business Combinations, revised IAS 36 Impairment of Assets, and revised IAS 38 Intangible Assets. UBS prospectively adopted the standards for goodwill and intangible assets existing on 31 March 2004 on 1 January 2005, whereas goodwill and intangible assets recognized from business combinations entered into after 31 March 2004 were accounted for immediately in accordance with IFRS 3. Goodwill is no longer amortized, but instead reviewed annually for impairment. UBS recorded goodwill amortization expense of CHF 722 million in 2004 and CHF 784 million in 2003.
Intangible assets acquired in a business combination must be recognized separately from goodwill, if they meet defined recognition criteria. Existing intangible assets that do not meet the recognition criteria under the new standards have to be reclassified to goodwill. On 1 January 2005, UBS reclassified the trained workforce intangible asset recognized in connection with the acquisition of PaineWebber with a book value of CHF 1.0 billion to goodwill.

Insurance contracts

On 31 March 2004, the IASB issued IFRS 4 Insurance Contracts. The standard applies to all insurance contracts written and to reinsurance contracts held. The majority of insurance products issued by UBS are considered investment contracts and are not accounted for under IFRS 4. UBS adopted the new standard as of 1 January 2005. The adoption of this new standard did not have a material effect on the Financial Statements.

Non-current assets held for sale and discontinued operations

On 31 March 2004, the IASB issued IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. The standard requires that non-current assets or disposal groups be classified as held for sale if their carrying amount is recovered principally through a sale transaction rather than through continuing use. Such assets are measured at the lower of carrying amount and fair value less costs to sell and are classified separately from other assets in the balance sheet. Netting of assets and liabilities is not permitted. Discontinued operations are presented on the face of the income statement in a condensed format as three amounts comprising (1) the before tax total of the profit or loss of discontinued operations and the gain or loss recognized on the sale or the measurement to fair value less costs to sell of the net assets constituting the discontinued operations, (2) the related income tax amount, and (3) the net profit or loss. In the period where an operation is presented for the first time as discontinued, the income statements for all comparative prior periods presented are restated to present that operation as discontinued.
IFRS 5 provides certain criteria to be met for a component of an entity to be defined as a discontinued operation. Certain private equity investments met this definition and were reclassified as discontinued operations. UBS adopted the new standard on 1 January 2005 and restated comparative prior years 2004 and 2003. The income statement now presents the results from continuing operations and from discontinued operations separately.

Presentation of minority interests and earnings per share

With the adoption of revised IAS 1 Presentation of Financial Statements on 1 January 2005, “Net profit” and “Equity” are presented including minority interests. Net profit is allocated to net profit attributable to UBS shareholders and attributable to minority interests. Earnings per share will continue to be calculated based on net profit attributable to UBS shareholders, but will be allocated to earnings per share from continuing operations and from discontinued operations. Minority interests and earnings per share are presented on the face of the income statement.

Formation of Global Wealth Management & Business Banking

Effective 1 July 2005, UBS integrated its two wealth management businesses into one Business Group, Global Wealth Management & Business Banking. As part of the integration, the municipal finance unit within the former Wealth Management US was transferred into the Investment Bank. The integration had no effect on the presentation of segments in Note 2 and Wealth Management US continues to be reported as a separate segment. The comparative prior period information for the Wealth Management US and Investment Bank segments has been restated to reflect the transfer of the municipal finance unit. In the past two years, the municipal finance unit contributed between 7% and 9% to Wealth Management US revenues and a substantial portion to performance before tax.

Financial Statements
14 February 2006

Note 2 Reporting by Business Group

For the year ended 31 December 2005

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Corporate Center also consists of two segments: Private Banks & GAM and Corporate Functions. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports eight business segments.

Income

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of other intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Management reporting based on expected credit loss

For internal management reporting purposes, we measure credit loss using an expected loss concept. This table shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions.

Income

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of other intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial
Financial Businesses							Holdings	UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management	Wealth
International &	Management	Business Banking			Private	Corporate
Switzerland	US	Switzerland			Banks & GAM	Functions

9,024	5,158	4,949	2,487	17,448		455	11,079	50,600

(8)	0	231	0	152		0	0	375

9,016	5,158	5,180	2,487	17,600		455	11,079	50,975

2,579	3,460	2,450	988	9,259		1,167	1,146	21,049

804	1,047	994	304	2,215		1,084	599	7,047

1,371	223	(634)	116	640		(1,730)	14	0

89	65	72	21	136		857	253	1,493

7	49	0	1	53		17	207	334

							8,003	8,003

4,850	4,844	2,882	1,430	12,303		1,395	10,222	37,926

4,166	314	2,298	1,057	5,297		(940)	857	13,049

					4,508	56	124	4,688

4,166	314	2,298	1,057	5,297	4,508	(884)	981	17,737

								2,549

								498

								14,690

9,024	5,158	4,949	2,487	17,448		455	11,079	50,600

(13)	(2)	122	0	36		232	0	375

9,011	5,156	5,071	2,487	17,484		687	11,079	50,975

2,579	3,460	2,450	988	9,259		1,167	1,146	21,049

804	1,047	994	304	2,215		1,084	599	7,047

1,371	223	(634)	116	640		(1,730)	14	0

89	65	72	21	136		857	253	1,493

7	49	0	1	53		17	207	334

							8,003	8,003

4,850	4,844	2,882	1,430	12,303		1,395	10,222	37,926

4,161	312	2,189	1,057	5,181		(708)	857	13,049

					4,508	56	124	4,688

4,161	312	2,189	1,057	5,181	4,508	(652)	981	17,737

								2,549

								498

								14,690

Financial Statements
14 February 2006

Note 2 Reporting by Business Group

For the year ended 31 December 2004

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Corporate Center also consists of two segments: Private Banks & GAM and Corporate Functions. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports eight business segments.

Income

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of goodwill

Amortization of other intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Management reporting based on expected credit loss

For internal management reporting purposes, we measure credit loss using an expected loss concept. This table shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions.

Income

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of goodwill

Amortization of other intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial
Financial Businesses							Holdings	UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management	Wealth
International &	Management	Business Banking			Private	Corporate
Switzerland	US	Switzerland			Banks & GAM	Functions

7,701	4,741	5,064	2,022	16,090		112	6,440	42,170

(1)	3	92	0	147		0	0	241

7,700	4,744	5,156	2,022	16,237		112	6,440	42,411

2,119	3,320	2,426	893	8,152		796	906	18,612

642	767	1,064	299	2,538		1,077	773	7,160

1,395	275	(533)	126	226		(1,509)	20	0

66	67	69	23	243		794	215	1,477

67	171	0	129	278		1	7	653

8	107	0	0	36		17	169	337

							3,885	3,885

4,297	4,707	3,026	1,470	11,473		1,176	5,975	32,124

3,403	37	2,130	552	4,764		(1,064)	465	10,287

					438	(42)	140	536

3,403	37	2,130	552	4,764	438	(1,106)	605	10,823

								2,224

								129

								8,470

7,701	4,741	5,064	2,022	16,090		112	6,440	42,170

(8)	(5)	(25)	0	(7)		286	0	241

7,693	4,736	5,039	2,022	16,083		398	6,440	42,411

2,119	3,320	2,426	893	8,152		796	906	18,612

642	767	1,064	299	2,538		1,077	773	7,160

1,395	275	(533)	126	226		(1,509)	20	0

66	67	69	23	243		794	215	1,477

67	171	0	129	278		1	7	653

8	107	0	0	36		17	169	337

							3,885	3,885

4,297	4,707	3,026	1,470	11,473		1,176	5,975	32,124

3,396	29	2,013	552	4,610		(778)	465	10,287

					438	(42)	140	536

3,396	29	2,013	552	4,610	438	(820)	605	10,823

								2,224

								129

								8,470

Financial Statements
14 February 2006

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the tables on the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different business activities. In many cases, a particular business activity can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the business activity generating it. The first table below (labeled Net interest and trading income) provides information that corresponds to this management view. For example, net income from trading activities is further broken down into the four sub-components of Equities, Fixed income, Foreign exchange and Other. These activities generate both types of income (interest and trading revenue) and therefore this analysis is not comparable to the breakdown provided in the third table on the next page (Net trading income only).

Net interest and trading income
	Quarter ended			% change from		Year ended
CHF million	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Net interest income	2,210	2,447	3,172	(10)	(30)	9,528	11,744

Net trading income	2,251	2,260	750	0	200	7,996	4,902

Total net interest and trading income	4,461	4,707	3,922	(5)	14	17,524	16,646

Breakdown by business activity
	Quarter ended			% change from		Year ended
CHF million	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Equities	1,084	1,191	878	(9)	23	3,928	3,098

Fixed income	1,240	1,526	1,257	(19)	(1)	5,741	6,264

Foreign exchange	409	372	362	10	13	1,458	1,467

Other	77	71	33	8	133	292	203

Net income from trading activities	2,810	3,160	2,530	(11)	11	11,419	11,032

Net income from interest margin products	1,397	1,349	1,288	4	8	5,355	5,070

Net income from treasury and other activities	254	198	104	28	144	750	544

Total net interest and trading income	4,461	4,707	3,922	(5)	14	17,524	16,646

Net interest income
	Quarter ended			% change from		Year ended
CHF million	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Interest income

Interest earned on loans and advances	3,169	2,972	2,449	7	29	11,414	8,907

Interest earned on securities borrowed and reverse repurchase agreements	7,579	6,515	2,933	16	158	23,641	11,006

Interest and dividend income from financial investments	19	18	11	6	73	86	38

Interest and dividend income from trading portfolio	4,919	6,023	4,873	(18)	1	24,145	19,277

Total	15,686	15,528	10,266	1	53	59,286	39,228

Interest expense

Interest on amounts due to banks and customers	3,503	3,039	1,703	15	106	11,080	5,475

Interest on securities lent and repurchase agreements	6,530	5,598	2,582	17	153	20,626	10,014

Interest and dividend expense from trading portfolio	1,003	2,640	1,660	(62)	(40)	10,736	7,993

Interest on financial liabilities designated at fair value	935	502	377	86	148	2,390	1,168

Interest on debt issued	1,505	1,302	772	16	95	4,926	2,834

Total	13,476	13,081	7,094	3	90	49,758	27,484

Net interest income	2,210	2,447	3,172	(10)	(30)	9,528	11,744

Note 3 Net Interest and Trading Income (continued)

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Net trading income [1]
	Quarter ended			% change from		Year ended
CHF million	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Equities	1,210	1,030	531	17	128	3,900	2,254

Fixed income [2]	185	524	(276)	(65)		1,256	131

Foreign exchange and other	856	706	495	21	73	2,840	2,517

Net trading income	2,251	2,260	750	0	200	7,996	4,902

1 Please refer to the table “Net Interest and Trading Income” on the previous page for the Equities, Fixed income, Foreign exchange and Other business results (for an explanation, read the corresponding introductory comment).  2 Includes commodities trading income.

Included in the Net trading income table are fair value changes of CHF (1,710) million for the quarter ended 31 December 2005, CHF (1,747) million for the quarter ended 30 September 2005, and CHF (424) million for the quarter ended 31 December 2004 related to Financial liabilities designated at fair value. For the quarter ended 31 December 2005, CHF (1,923) million of the total fair value change was attributable to changes in fair value of embedded derivatives, while CHF 213 million was attributable to changes in LIBOR. The exposure from embedded derivatives is economically hedged with derivatives whose change in fair value is also reported in Net trading income, offsetting the fair value changes related to Financial liabilities designated at fair value.

Note 4 Net Fee and Commission Income
	Quarter ended			% change from		Year ended
CHF million	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Equity underwriting fees	407	300	376	36	8	1,341	1,417

Bond underwriting fees	386	338	271	14	42	1,516	1,114

Total underwriting fees	793	638	647	24	23	2,857	2,531

Corporate finance fees	509	377	410	35	24	1,460	1,078

Brokerage fees	1,822	1,752	1,409	4	29	6,718	5,794

Investment fund fees	1,313	1,233	981	6	34	4,750	3,948

Fiduciary fees	58	53	52	9	12	212	197

Custodian fees	318	297	287	7	11	1,176	1,143

Portfolio and other management and advisory fees	1,474	1,379	1,142	7	29	5,310	4,488

Insurance-related and other fees	84	108	99	(22)	(15)	372	343

Total securities trading and investment activity fees	6,371	5,837	5,027	9	27	22,855	19,522

Credit-related fees and commissions	87	70	68	24	28	306	264

Commission income from other services	266	268	251	(1)	6	1,027	977

Total fee and commission income	6,724	6,175	5,346	9	26	24,188	20,763

Brokerage fees paid	463	422	319	10	45	1,631	1,387

Other	314	291	231	8	36	1,121	870

Total fee and commission expense	777	713	550	9	41	2,752	2,257

Net fee and commission income	5,947	5,462	4,796	9	24	21,436	18,506

Financial Statements
14 February 2006

Note 5 Other Income
	Quarter ended			% change from		Year ended
CHF million	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Associates and subsidiaries

Net gains / (losses) from disposals of consolidated subsidiaries	(11)	4	3			1	83

Net gains from disposals of investments in associates	0	26	1	(100)	(100)	26	1

Total	(11)	30	4			27	84

Financial investments available-for-sale

Net gains from disposals	54	27	20	100	170	231	132

Impairment charges	(2)	0	(16)		88	(26)	(34)

Total	52	27	4	93		205	98

Net income from investments in property [1]	10	10	13	0	(23)	42	65

Equity in income of associates	(30)	53	7			57	43

Net gains / (losses) from investment properties [2]	(3)	7	1			12	11

Other	35	70	(10)	(50)		218	277

Total other income from Financial Businesses	53	197	19	(73)	179	561	578

Other income from Industrial Holdings	139	104	124	34	12	564	354

Total other income	192	301	143	(36)	34	1,125	932

1 Includes net rent received from third parties and net operating expenses.  2 Includes unrealized and realized gains / (losses) from investment properties at fair value.

Note 6 Personnel Expenses
	Quarter ended			% change from		Year ended
CHF million	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Salaries and bonuses	4,197	4,356	3,576	(4)	17	16,646	14,807

Contractors	205	216	153	(5)	34	834	580

Insurance and social security contributions	392	329	292	19	34	1,351	1,069

Contribution to retirement plans	180	179	160	1	13	736	670

Other personnel expenses	441	391	342	13	29	1,482	1,486

Total personnel expenses	5,415	5,471	4,523	(1)	20	21,049	18,612

Note 7 General and Administrative Expenses
	Quarter ended			% change from		Year ended
CHF million	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Occupancy	343	333	289	3	19	1,276	1,259

Rent and maintenance of IT and other equipment	177	172	167	3	6	675	722

Telecommunications and postage	223	218	226	2	(1)	853	822

Administration	317	211	297	50	7	998	1,036

Marketing and public relations	180	138	141	30	28	609	527

Travel and entertainment	251	184	184	36	36	777	639

Professional fees	228	157	216	45	6	689	718

Outsourcing of IT and other services	253	219	250	16	1	872	924

Other	133	132	65	1	105	298	513

Total general and administrative expenses	2,105	1,764	1,835	19	15	7,047	7,160

Note 8 Earnings per Share (EPS) and Shares Outstanding
	Quarter ended			% change from		Year ended
	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	6,487	2,770	2,078	134	212	14,029	8,016

From continuing operations	2,629	2,609	1,909	1	38	9,844	7,609

From discontinued operations	3,858	161	169			4,185	407

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	6,487	2,770	2,078	134	212	14,029	8,016

Less: (Profit) / loss on equity derivative contracts	(6)	(6)	(4)	0	(50)	(22)	(5)

Net profit attributable to UBS shareholders

for diluted EPS	6,481	2,764	2,074	134	212	14,007	8,011

From continuing operations	2,629	2,609	1,909	1	38	9,845	7,612

From discontinued operations	3,852	155	165			4,162	399

	Quarter ended			% change from		Year ended
	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Weighted average shares outstanding

Weighted average shares outstanding	988,724,090	1,006,799,151	1,005,781,942	(2)	(2)	1,006,993,877	1,029,918,463

Potentially dilutive ordinary shares resulting from options and warrants outstanding	42,777,763	39,150,047	49,342,566	9	(13)	41,601,893	52,042,897

Weighted average shares outstanding for diluted EPS	1,031,501,853	1,045,949,198	1,055,124,508	(1)	(2)	1,048,595,770	1,081,961,360

	Quarter ended			% change from		Year ended
	31.12.05	30.9.05	31.12.04	3Q05	4Q04	31.12.05	31.12.04

Earnings per share (CHF)

Basic	6.56	2.75	2.07	139	217	13.93	7.78

from continuing operations	2.66	2.59	1.90	3	40	9.78	7.39

from discontinued operations	3.90	0.16	0.17			4.15	0.39

Diluted	6.28	2.64	1.97	138	219	13.36	7.40

from continuing operations	2.55	2.49	1.81	2	41	9.39	7.04

from discontinued operations	3.73	0.15	0.16			3.97	0.36

	As at			% change from
	31.12.05	30.9.05	31.12.04	30.9.05	31.12.04

Shares outstanding

Total ordinary shares issued	1,088,632,522	1,088,270,046	1,126,858,177	0	(3)

Second trading line treasury shares

2004 program			39,935,094

2005 program	33,885,000	27,070,000

Other treasury shares	70,374,874	66,003,932	84,728,216	7	(17)

Total treasury shares	104,259,874	93,073,932	124,663,310	12	(16)

Shares outstanding	984,372,648	995,196,114	1,002,194,867	(1)	(2)

Financial Statements
14 February 2006

Note 9 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate			Average rate			Average rate
	As at			Quarter ended			Year ended
	31.12.05	30.9.05	31.12.04	31.12.05	30.9.05	31.12.04	31.12.05	31.12.04

1 USD	1.31	1.29	1.14	1.31	1.28	1.16	1.25	1.24

1 EUR	1.56	1.56	1.55	1.55	1.56	1.53	1.55	1.54

1 GBP	2.26	2.28	2.19	2.27	2.27	2.19	2.27	2.27

100 JPY	1.11	1.14	1.11	1.11	1.14	1.12	1.13	1.15

Note 10 Changes in organization

Sale of Businesses

Private Banks & GAM

On 2 December 2005, UBS sold its Private Banks & GAM unit to Julius Baer for an aggregate consideration of CHF 5,683 million, of which CHF 3,375 million was received in cash, CHF 225 million in the form of hybrid Tier 1 instruments, and the remaining CHF 2,083 million representing a 21.5% stake in the enlarged Julius Baer. As part of the sales agreement, CHF 200 million of cash was retained within UBS. The gain on sale after taxes from this transaction amounts to CHF 3,705 million.
As part of the agreement, UBS agreed to a lock-up period of 18 months for 19.9% of the stake and of three months for the remaining 1.6%. The value of the Julius Baer stake is based on a price of CHF 86.20 per share at the date of closing, which is a discount of 8.4% to the market price to take into account the 18 month lock-up period to which 19.9% of the stake is subject. Shortly after closing, UBS reduced its 21.5% stake to approximately 20.7% by settling call options that were outstanding on the shares of the former holding company of the Private Banks & GAM businesses.
UBS has agreed to not take a seat on Julius Baer’s board of directors or exercise any control or influence on its strategy or on its operational business decisions, and has no right to register its shares with voting rights for a period of 3 years, unless specifically defined events occur that could materially dilute or otherwise affect UBS’s position as an investor in Julius Baer. In such an event, UBS has the option to register its shares with voting rights and thus obtain the possibility to vote them at shareholders’ meetings. Given the fact that the shares are not entered into Julius Baer’s share register with voting rights, UBS classified the stake as a financial investment available-for-sale.
Private Banks & GAM is presented as a discontinued operation in these financial statements and the comparative prior periods have been conformed to that presentation. Private Banks & GAM comprised the three private banks Banco di Lugano, Ehinger & Armand von Ernst and Ferrier Lullin as well as specialist asset manager GAM and was presented as a separate business segment.

Motor-Columbus

On 30 September 2005, UBS announced that it had signed agreements to sell its 55.6% stake in Motor-Columbus to a consortium of Atel’s Swiss minority shareholders, EOS Holding and Atel, as well as to the French utility Electricité de France (EDF). The sale price has been set at CHF 1.3 billion, resulting in an estimated pre-tax gain for UBS of around CHF 350 million. The transaction must be approved by various national and international authorities.
Motor-Columbus continues to be presented as a continuing operation until it is highly probable that the conditions precedent, to which the sale is subject, will be met. At that time, Motor-Columbus will be presented as a discontinued operation in the Financial Statements.

Business Combinations

Prediction

On 11 November 2005, UBS acquired the remaining 68.3% of Prediction LLC (Prediction), a financial engineering and trading software company located in Santa Fe, New Mexico, USA. UBS has owned a 31.7% minority stake in the company since 2000. The purchase is in line with UBS’s focus on technology and allows continuous operation and development of Prediction’s automated trading systems. Furthermore, UBS secures the know-how available at Prediction and the opportunity to leverage it across UBS. The purchase price was primarily allocated to intangible assets valued at approximately CHF 26 million and goodwill of approximately CHF 51 million.

Acquisitions announced in 2006

UBS Bunting Limited

On 19 January 2006, UBS announced the acquisition of the 50% minority interest in its Canadian institutional securities subsidiary, UBS Bunting Limited. The purchase price will consist of a combination of cash and UBS stock totaling CAD 144 million (approximately CHF 157 million) plus up to an additional CAD 29 million (approximately CHF 32 million) depending on the performance of the acquired business post-closing in 2006 and 2007. The transaction is expected to close during the first quarter of 2006 and is subject to shareholder and regulatory approvals. UBS currently owns a controlling stake of 50% in UBS Bunting Limited, with the remaining shares held by its employees.

UBS Registered Shares
14 February 2006

UBS Registered Shares

UBS ordinary shares are registered shares with a par value of CHF 0.80 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on virt-x), New York and Tokyo stock exchanges.

Ticker symbols

Trading exchange	Bloomberg	Reuters

virt-x	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	UBS.T

Security identification codes

ISIN		CH0012032030

Valoren		1203203

Cusip		CINS H8920M855

Cautionary statement regarding forward-looking statements | This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the European wealth management business, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2004. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher / Copyright: UBS AG, Switzerland | Language: English | SAP-No. 80834E-0601

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Peter Wuffli

	Name: Title	Peter Wuffli Group Chief Executive Officer

By:	/s/ Clive Standish

	Name: Title:	Clive Standish Group Chief Financial Officer
Date: February 17, 2006